NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

Level 1, 1-7 Waterloo Road, NORTH RYDE, NSW, 2113

Telephone: 02 9878 0088

APPENDIX 4E

incorporating

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE, 2012

RESULTS FOR ANNOUNCEMENT TO THE MARKET

				$’000
Revenue from continuing operations	down	25.3%	to	1,513
Loss after income tax from continuing operations	down	20.1%	to	(8,742)
Net profit for the period attributable to members	up	120.1%	to	1,309

The amounts included in this report are for the financial year ended 30 June, 2012. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2011 unless otherwise stated.

The Directors of Novogen Limited do not recommend the payment of a dividend at year end.

During the year Novogen Limited distributed to its shareholders, by way of a dividend, 90% of the rights it received from its majority owned subsidiary, MEI Pharma, Inc. (“MEI”), under MEI’s rights offering which concluded in May, 2012.

Refer to Operating and Financial Review shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.

Directors' Report	4 – 27
Auditor’s Independence Declaration	28
Corporate Governance Statement	29 – 34
Statement of Comprehensive Income	35
Statement of Financial Position	36
Statement of Changes in Equity	37
Statement of Cash Flows	38
Notes to the Financial Statements	39 – 83
Directors' Declaration	84
Independent Audit Report to the Members	85 – 86
ASX additional information	87 – 88

DIRECTORS’ REPORT

Your Directors submit their report for the year ended 30 June, 2012.

This annual report has been based on financial statements which have been audited.

DIRECTORS

The names and details of the Company’s Directors at the date of this report are as follows:

Mr WD Rueckert – Chairman
Mr JT Austin
Mr JP O’Connor – appointed 25 May, 2012
Mr PR White
Mr RC Youngman

Former directors who served during the twelve months ended 30 June, 2012:

Mr PDA Scutt – resigned 25 May, 2012

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

William D Rueckert Non-executive Chairman

Mr Rueckert has been director of the Company since March 2009 and was elected Chairman of Novogen Limited effective 18 October, 2010. Mr Rueckert was a Director of MEI Pharma (“MEI”) (formerly Marshall Edwards, Inc.) between March 2007 and March 2009 and was reappointed as a Director in March 2011. Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks. From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut with interests in the petroleum and resort development industries. From 1981 until 1988 he was President of United States Oil Company, a publicly traded oil exploration business. Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organisation in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

Other current and former directorships held in the last three years

Mr Rueckert is currently a Director of Chelsea Therapeutics, Inc. a Nasdaq listed drug development company and Fairfield County Bank, a community bank in Ridgefield, Connecticut. Mr Rueckert is currently a Director of NASDAQ listed, Novogen subsidiary, MEI.

During the last three years Mr Rueckert has served as a Director for the Emergency Filtration Products, Inc. and Rapid Pathogen Screening, Inc.

Special responsibilities

Chairman of the Board
Chairman of the Remuneration Committee
Member of the Audit Committee

DIRECTORS’ REPORT

Josiah T Austin Non-executive Director

Mr Austin is a United States resident and the largest shareholder in Novogen.  He is managing member of El Coronado Holdings, LLC, a privately owned investment holding company, which invests in public and private companies. He and his family own and operate agricultural properties in the states of Arizona, Montana, and Northern Sonora, Mexico through El Coronado Ranch & Cattle Company, LLC and other entities. Mr Austin previously served on the Board of Directors of Monterey Bay Bancorp of Watsonville, California, and was a prior board member of New York Bancorp, Inc., and North Fork Bancorporation.

Other current and former directorships held in the last three years

During the last three years Mr Austin has served as Director of Goodrich Petroleum, Inc., a position he has held since 2002.

Special responsibilities

Member of the Audit Committee
Member of the Remuneration Committee

John P O’Connor Non-executive Director
BEc., MAICD

Mr O’Connor has spent his working life in the financial industry.  In this time he has worked both in funds management and as a stockbroker.  He has worked in the UK, US and in Australia.  He has held management roles and been a Partner in securities businesses.  He served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years.

He has been a consultant to several biotech businesses, including Novogen Limited and MEI , assisting with fundraising.

Other current and former directorships held in the last three years

Mr O’Connor is currently on the Board of the Fragile X Association of Australia, a not for profit organisation.

Peter DA Scutt Non-executive Director
B Com

Mr Scutt is an Australian based corporate advisor who is currently a consultant to specialist corporate advisory house, Spark Capital. Mr Scutt has broad investment and corporate finance experience through his past positions as co-founder and CEO of Texel Capital and managing partner of BT Venture Partners. His early career was highlighted by senior positions, over a 12 year period, at Bankers Trust Company both in Australia and New York where he was a partner and senior managing director. Mr Scutt has a Bachelor of Commerce from the University of NSW.

Other current and former directorships held in the last three years

During the last three years Mr Scutt has served as an alternate Director of Print and Digital Publishing Pty Ltd.

DIRECTORS’ REPORT

Ross C Youngman Non-executive Director
B Com, MBA

Based in Australia, Mr Youngman is co-founder and Chief Executive Officer of Five Oceans Asset Management and has over 25 years' international experience in the finance industry covering stockbroking, financial planning and asset management.  He spent 12 years with Bankers Trust and Deutsche Bank in both Sydney and New York and was most recently Chief Executive Officer of Deutsche Asset Management in Australia. Prior positions included Head of Deutsche Asset Management's US mutual fund business and Head of BT Funds Management's US asset management business. Mr Youngman has a Bachelor of Commerce from the University of Tasmania and an MBA from Columbia Business School, New York.

Peter R White Non-executive Director
AB, MBA

Mr White is a United States resident and is a corporate finance professional with over 30 years’ experience in financing and advising companies in the US.  He has broad industry experience including technology, media and communications, business services and energy distribution.  Among current responsibilities, Mr White is building a leveraged finance business servicing private equity firms in the US for RBS Citizens Bank.  Mr White has previously worked in senior positions for several large North American financial services leaders, including BankBoston, Fleet Securities, GE Capital, CIT Group and TD Bank. Mr White was educated at Dartmouth College, AB Cum Laude 1977 and has an MBA from The Wharton School - University of Pennsylvania.

Special responsibilities

Chairman of the Audit Committee
Member of the Remuneration Committee

COMPANY SECRETARY

Ronald L Erratt
FINA

Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly-owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.

Mr Erratt’s employment was terminated on 31 December, 2010. However he continues to provide consulting services to the Company and has remained as the Company Secretary following the termination of his employment.

DIRECTORS’ REPORT

Directors' interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date
JT Austin	20,288,053	-
WD Rueckert	5,000	375,000	0.2970	26 January, 2015
JP O'Connor	253,551	35,460	1.0600	1 March, 2013
		45,644	0.5256	6 May, 2014
PR White	-	375,000	0.2970	26 January, 2015
RC Youngman	-	375,000	0.2970	26 January, 2015
	20,546,604	831,104

KEY FINANCIAL DATA

	2012	2011	Percentage
	$'000	$'000	change

Revenue from continuing operations	1,513	2,025	(25.3%)
Profit/(loss) from ordinary activities after tax attributable to members	1,309	(6,498)	120.1%
Profit/(loss) for the period attributable to members	1,309	(6,498)	120.1%
Net tangible assets per share (dollars)	0.05	0.04

Earnings per share
	2012	2011
	Cents	Cents
Basic and diluted earnings/(loss) per share (attributible to members)	1.3	(6.4)

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend at year end.

During the year Novogen Limited distributed to its shareholders, by way of a dividend, 90% of the rights it received from its majority owned subsidiary, MEI, under MEI’s rights offering which concluded in May, 2012. More information on the rights offering is included below under “corporate developments”.

DIRECTORS’ REPORT

Corporate Information

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited shares are publicly traded on the Australian Stock Exchange (ASX). The trading symbol on the ASX is “NRT”.

Novogen Limited’s ordinary shares trade in the US in the form of ADRs on the NASDAQ Capital Market. Each ADR represents twenty-five ordinary Novogen shares. The trading symbol on NASDAQ is “NVGN”.

Nature of operations and principal activities

The principal activities of the entities within the Group during the year were:

•	pharmaceutical research and development; and
•	marketing of consumer healthcare products (until August 2011).

Employees

The Group employed 13 people as at 30 June, 2012 (2011: 21 people).

DIRECTORS’ REPORT

OPERATING AND FINANCIAL REVIEW

Operating results for the year

Cash resources

At 30 June, 2012, the Group had total funds of $8.3 million compared to $6.0 million at 30 June, 2011. The Company received cash of $10.1 from the sale of its consumer products business in August, 2011. Cash was used to fund the Group’s operations including the drug development program undertaken by Novogen’s US subsidiaries MEI Pharma, Inc. (“MEI”), Glycotex, Inc. (“Glycotex”) and in connection with the restructuring undertaken following the sale of the consumer products business.

Revenue

The Group earned revenues from continuing operations for the year ended 30 June, 2012 of $1.5 million versus $2.0 million in the previous corresponding period. The decrease relates to additional royalty revenue recognised in the prior period as a result of a renegotiation of the terms of the licence agreement, not repeated this period. The Company also experienced a decrease in the dividend income received from a small investment the Company held in Nox Technology, which was partially offset by an increase in interest earned due to higher cash balances held following the sale of the consumer products business.

The Company had been looking at strategic alternatives for its consumer products business. The consumer products business was not part of the Company’s longer term focus of therapeutic drug development, which the Company is undertaking through its majority owned subsidiaries MEI and Glycotex. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer. This process concluded with the sale of the consumer products business in August 2011. This business has been classified as a discontinuing operation for the purposes of this report.

The group earned revenue from discontinuing operations for the year ended 30 June, 2012 of $1.0 million versus $11.4 million for the year ended 30 June, 2011.

Consumer product sales

Sales of consumer health care products for the year ended 30 June, 2012 were $1.0 million, a decrease of $9.8 million from $10.8 million for the twelve months ended 30 June, 2011. The decrease was as a result of the consumer products business only operating for one month of the year before it was sold in August 2011.

Other revenue from discontinuing operations for the year ended 30 June, 2012 was nil compared to $0.5 million for the twelve months ended 30 June, 2011. The decrease was due to up-front licence fees received in the prior period, not repeated in the current year, as a result of the sale of the consumer products business in August 2011.

Net profit

The operating profit attributable to Novogen shareholders for the financial year, after allowing for losses attributable to non-controlling interests of $2.6 million, increased by $7.8 million or 121% to $1.3 million from a loss of $6.5 million for the previous year.

The net loss from continuing operations after income tax for the consolidated Group for the year ended 30 June, 2012 reduced by $2.2 million to $8.7 million from $10.9 million for the previous year. The reduction in the Group’s net loss for the year ended 30 June, 2012 was primarily due to reduced general and administrative expenses partly offset by increased research and development costs.

DIRECTORS’ REPORT

Research and development expenses have increased by $1.5 million to $5.4 million for the year ended 30 June, 2012, as a result of MEI conducting new Phase I clinical trials for ME-143 and ME-344 combined with the cost for drug manufacture and development for these two drug compounds. These additional costs were partly offset by savings in onerous lease costs incurred in the prior period, not repeated this period.

General and administrative costs have decreased by $3.8 million due to a number of factors including a net gain of $1.2 million from the movement of the derivative liability recognised by MEI in the prior period. Additional savings of $0.8 million for salary, wages and associated costs were achieved following the company restructuring of the Australian business that occurred in December 2010 and further changes that were implemented following the sale of the consumer business in August 2011. Additional savings of $0.6 million relate to termination payments incurred during the year of $0.1 million compared to $0.7 million in the prior year. Further savings of $1.0 million have been experienced with currency gains of $0.2 for the period ended 30 June, 2012 compared to currency losses of $0.8 million for the prior period.

The net profit after tax from discontinuing operations was $7.4 million for the year ended 30 June, 2012 compared to $1.5 million for the previous year ended 30 June, 2011. The discontinued operations represents the Company’s consumer products business which was sold in August 2011 for $10.1 million. As a result, sales revenue represents only one months operations during the year ended 30 June, 2012. Costs associated with the sale of this business include commission and legal fees of $0.5, termination payments of $1.0 million and cost of goods sold of $0.7 million.

Corporate developments

Novogen

Board of Directors
On 25 May, 2012, Mr John O’Connor was appointed to the Board following the resignation of Mr Peter Scutt. Mr O’Connor brings broad financial experience and expertise to the Board. More information on each of the Directors is contained under the item “Directors” commencing on page 4.

Investment in MEI Pharma, Inc.
During the year Novogen has continued its support of its majority owned subsidiary MEI Pharma, Inc. (“MEI”), formerly Marshall Edwards, Inc., through a number of cash investments to support the continued development of MEI’s drug development programs.

In September, 2011, Novogen Limited purchased common stock of MEI in a private placement for a total investment of US$2 million through the purchase of 1,333,333 common shares.

In December 2011 Novogen Limited made an additional investment of US$2 million in MEI with the purchase 1,941,747 common shares.

Following approval by its shareholders at an Extraordinary General Meeting held on 7 May, 2012, Novogen Limited invested a further US$4 million in MEI under the MEI rights offering (described in more detail below) with the purchase of 8,988,674 units, amounting to 4,494,337 common shares and warrants to purchase 2,247,168 common shares at a unit price of US$1.19 per share. These warrants will expire in May 2017. Novogen owned 63.5% of MEI at 30 June, 2012.

DIRECTORS’ REPORT

Sale of OTC business
On 1 August, 2011 Novogen completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of $10.1 million. The sale of the consumer business follows the review by the Board of the Company of the strategic alternatives for its consumer products business. While this business has grown over the past 12 months and is profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries MEI and Glycotex.

Building Lease Assignment
Following the transition of the research and development function of MEI to the US and the sale of the consumer business, the Company sought alternative arrangements to utilise the excess space in the building it had leased in North Ryde. In June 2012 the Company assigned its lease obligations for the North Ryde premises and relocated to a smaller office in North Ryde.

Nox Technology Investment Disposal
During the year the Company disposed of its investment in Nox Technology, Inc for total profit of $0.2 million.

Glycotex, Inc.
On 25 January, 2012, Novogen offered to purchase the shares held by the minority shareholders in Glycotex, Inc. (“Glycotex”) in exchange for issuing Novogen Limited shares. The offer was based on issuing three Novogen shares for every share held in Glycotex. Novogen issued 1,429,782 shares as a result of this offer and currently owns 99.7% of Glycotex following this transaction.

Nasdaq
On 21 July, 2011 the Company received a notice from Nasdaq notifying it that for the last 30 consecutive business days the bid price of the Company’s American Depository Receipts (“ADR’s”) closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5450(a)(1). The Company was afforded a grace period of 180 calendar days, or until 17 January, 2012, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).

The Company announced on 30 December, 2011, that it had modified the provisions of its ADR program.  The previous conversion ratio of 5 Novogen Limited ordinary shares for each ADR share has become 25 Novogen Limited ordinary shares for each ADR share.  The change was effective from 3 January, 2012. The change in the ADR ratio had no effect on the number of outstanding common shares the Company has on issue or the listing of its common shares on the ASX.

Following the ADR ratio change the Company received confirmation from Nasdaq on 18 January, 2012  confirming that for the ten consecutive business days, from 3 January, 2012 to 17 January, 2012, the closing bid price of the Company’s American Depository Receipts (“ADR’s”) had been at US$1.00 per ADR or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

Notification from the Nasdaq Stock Market has no bearing on the ASX listing.

DIRECTORS’ REPORT

MEI Pharma, Inc.

Capital Raising

May 2011 Private Placement
On 16 May, 2011, MEI entered into an Amended and Restated Securities Purchase Agreement (the “Amended Securities Purchase Agreement”) with certain accredited investors pursuant to which MEI agreed to issue and sell to the investors certain shares of MEI’s common stock, and warrants to purchase additional shares of common stock. Pursuant to the Amended Securities Purchase Agreement, in May 2011 MEI issued to the investors: (i) 835,217 shares (the “Initial Shares”) of common stock, at a purchase price of US$1.333 per share; (ii) series A warrants (the “Series A warrants”) which initially represented the right to purchase up to 626,413 shares of common stock, up to a maximum of 2,250,564 shares; and (iii) series B warrants (the “Series B warrants”) which initially represented the right to purchase up to 2,165,534 shares of common stock in MEI. In addition, MEI agreed to issue certain additional shares of common stock (the “Adjustment Shares”) to the extent the price of the common stock was below US$1.333 per share, but greater than or equal to US$0.75 per share, on certain dates (“Adjustment Dates”) during the period ending 26 June, 2012, including as a result of a subsequent offering by MEI of its securities at a price below the purchase price of the Initial Shares. The number of Adjustment Shares issuable was initially limited to 649,242, subject to proportionate increases to the extent the Series B warrants have been exercised prior to the applicable Adjustment Date, up to a maximum of 2,332,583 shares. If the trading price of MEI’s common stock was below US$0.75 per share on any Adjustment Date, MEI would, in addition to issuing the applicable number of Adjustment Shares, refund to the investors an amount per share of its common stock received by the investors in the transaction equal to the difference between US$0.75 and the price of the common stock on such Adjustment Date. The transactions contemplated by the Amended Securities Purchase Agreement are referred to as the May 2011 private placement. Upon the closing of the May 2011 private placement, MEI also issued warrants to the placement agent for the purchase of up to 210,053 shares of MEI common stock, which warrants were exercisable on the same terms as the Series A warrants.

On 29 December, 2011, MEI issued an aggregate of 667,272 Adjustment Shares to the investors in accordance with the calculation of the applicable price, based on the trading price of MEI’s common stock, with respect to the first Adjustment Date. Additionally, on 29 December, 2011, MEI issued an aggregate of 245,700 Adjustment Shares to the investors in connection with the private placement of common stock to Novogen that closed on 29 December, 2011.

Terms of Series A and Series B Warrants
The Series A warrants became exercisable on the six month anniversary of the 18 May, 2011 closing of the May 2011 private placement. The Series A warrants will expire on the fifth anniversary of the date on which the Series A warrants first became exercisable. Prior to the amendment of the warrant terms in September 2011 in conjunction with the Supplemental Agreement, as defined and described below, the Series A warrants were initially exercisable at an exercise price of US$1.57 per share, subject to adjustment as provided in the Series A warrant agreements. Under the terms of the warrant agreements, the number of shares of common stock issuable upon exercise of the Series A warrants would be increased by an amount equal to 75% of the number of shares of common stock issued upon each exercise of the Series B warrants.

Prior to the amendment of the warrant terms in September 2011 in conjunction with the Supplemental Agreement, as described below, the initial exercise price per share of the Series B warrants was equal to the lower of (i) US$1.333, and (ii) 85% of the arithmetic average of the lowest eight weighted average prices of MEI’s common stock during the 20 consecutive trading day period in the case of a voluntary exercise by the holders, ending on the trading day immediately preceding the date of delivery of a notice of exercise.

DIRECTORS’ REPORT

In July and August 2011, the investors exercised an aggregate of 1,294,000 Series B warrants for 1,294,000 shares of MEI’s common stock. MEI received net proceeds of US$1,094,000 in conjunction with the exercise of the Series B warrants. Pursuant to the terms of the Amended Securities Purchase Agreement, an additional 970,500 Series A warrants became exercisable as a result of these Series B warrant exercises.

Supplemental Agreement
On 28 September, 2011, MEI entered into a Supplemental Agreement (the “Supplemental Agreement”) with each of the investors party to the Amended Securities Purchase Agreement.

Pursuant to the Supplemental Agreement, each of the Series A warrants and the Series B warrants issued pursuant to the Amended Securities Purchase Agreement were amended and restated (the “Amended Series A Warrants” and “Amended Series B Warrants”, respectively). The exercise price of each of the Series A warrants and Series B warrants was reduced to US$1.00 per share. As amended, the exercise price of the Amended Series A Warrants is no longer subject to further adjustment upon the occurrence of certain events, including the subsequent sale or deemed sale by MEI of shares of its common stock at a price per share below the exercise price of the Amended Series A Warrants; however, the Amended Series A Warrants continue to provide for certain customary anti-dilution adjustments.

The Series B warrants were amended to permit the exercise of such warrants on a cashless basis. Pursuant to the terms of the Supplemental Agreement, on 28 September, 2011, the investors exercised, on a cashless basis, the Amended Series B Warrants for all of the remaining shares of common stock for which such Amended Series B Warrants were exercisable, resulting in the issuance by MEI of an aggregate of 305,603 shares of its common stock. As of 28 September, 2011, there were no remaining outstanding Series B warrants.

The Supplemental Agreement also effected certain amendments to the Amended Securities Purchase Agreement, including the extension, through 28 September, 2013, of the period during which the investors have the right to participate in subsequent equity offerings of MEI. In connection with the amendments described above, MEI made cash payments to the investors in an aggregate amount of US$365,000.

Derivative Liabilities
The Company accounted for the Series A and B warrants and the Adjustment Shares feature pursuant to the Amended Securities Purchase Agreement in accordance with accounting guidance for derivatives. Additionally, the Company determined that the Adjustment Shares feature, as specified in the Amended Securities Purchase Agreement, resulted in an embedded derivative. As a result of amending the Series A and Series B warrant terms pursuant to the Supplemental Agreement, and the exercise of the Amended Series B Warrants, as described above, the Series A and Series B warrants are no longer considered to be derivatives as of 30 September, 2011. As a result of MEI’s completion of its contractual obligations under the Amended Securities Purchase Agreement related to the issuance of Adjustment Shares, the Company had no remaining derivative liabilities as of 30 June, 2012.

Rights Offering
On 26 March, 2012, MEI’s registration statement on Form S-1, filed with the Securities and Exchange Commission, became effective. The Form S-1 was filed in connection with MEI’s rights offering (“Rights Offering”) to its existing stockholders and to holders of MEI’s Series A warrants issued in connection with the May 2011 private placement. Pursuant to the Rights Offering, MEI distributed one subscription right for each share of its common stock and each Series A warrant exercisable for a share of its common stock to holders of record as of 30 March, 2012. Each subscription right entitled the holder to purchase one Unit, which consisted of 0.5 shares of MEI’s common stock and a warrant to purchase 0.25 shares of MEI’s common stock.

DIRECTORS’ REPORT

For every two Units purchased in the Rights Offering, stockholders received one share of common stock in MEI for a purchase price of US$0.89 per share, which represented a 10 percent discount to the volume-weighted average price of MEI’s common stock for the 30 consecutive trading days ending on, and inclusive of, 13 March, 2012, and warrants to purchase one-half of one share of MEI’s common stock with an exercise price of US$1.19 per share, which represented a 20 percent premium to the volume-weighted average price of MEI’s common stock during the same period. The warrants are exercisable for a five-year period beginning on 11 May, 2012.

The Rights Offering also included an over-subscription privilege, which entitled stockholders to purchase additional Units that remained unsubscribed at the expiration of the Rights Offering.

The subscription period expired on 11 May, 2012. Eligible participants exercised subscription rights to purchase 11,660,606 Units under the offering, including 8,988,675 Units purchased by Novogen Limited (described above). Based on the irrevocable exercise of the subscription rights, MEI issued 5,830,202 shares of its common stock and warrants to purchase 2,915,152 shares upon exercise of the warrants (subject to adjustment for fractional shares). Gross proceeds of US$5.2 million were received in connection with the Rights Offering.

Nasdaq

During fiscal year 2011, MEI received deficiency notices from The Nasdaq Stock Market (“Nasdaq”) regarding non-compliance with the minimum stockholders’ equity and the minimum Market Value of Publicly Held Shares in accordance with Nasdaq Listing Standards for the Nasdaq Global Market. In March 2011 MEI received a positive response from the Nasdaq Listing Qualifications Staff indicating that its request for a transfer and continued listing on the Nasdaq Capital Market had been granted. MEI’s common stock began trading on the Nasdaq Capital Market effective with the open of business on 16 March, 2011.

Under Nasdaq rules, failure to maintain minimum stockholders’ equity of US$2.5 million may result in the delisting of MEI’s common stock from the Nasdaq Capital Market, in which case MEI would have 45 calendar days from the date of notification by Nasdaq to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the original notification for MEI to evidence compliance with this requirement. As a result of continuing losses from operations, MEI’s stockholders’ equity fell below US$2.5 million as of 31 March, 2012. The gross proceeds of US$5.2 million received in connection with the Rights Offering increased MEI’s stockholders’ equity above US$2.5 million as of 15 May, 2012.

On March 27, 2012, MEI received notice from Nasdaq stating that, based on the closing bid price for MEI’s common stock for the last 30 consecutive business days, MEI no longer met the US$1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5550(a)(2). The notification letter states that MEI will be afforded a grace period of 180 calendar days, or until 24 September, 2012, to regain compliance with the minimum bid price requirement in accordance with Nasdaq Rule 5810(c)(3)(A). In order to regain compliance, shares of MEI’s common stock must maintain a minimum closing bid price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. In the event MEI does not regain compliance during the initial 180 calendar day grace period, MEI may be eligible for additional time to demonstrate compliance with the minimum bid price requirement if it continues to meet certain other Nasdaq listing requirements.

DIRECTORS’ REPORT

Clinical development

The Company’s clinical development program is now run through Novogen’s subsidiaries MEI and Glycotex. MEI runs the Company’s oncology drug development program and Glycotex has been developing the Glucan based wound healing technology.

MEI Clinical Product Development Programs

MEI’s pipeline of drug candidates is derived from an isoflavone technology platform that has generated a number of compounds with anti-tumour activity. These compounds have been shown to interact with specific targets resulting in the inhibition of tumour metabolism, a function critical for cancer cell survival. MEI’s lead programs focus on two families of compounds with related but distinct mechanisms of action: NADH oxidase inhibitors and mitochondrial inhibitors.

NADH Oxidase Inhibitors

MEI’s most advanced program is a family of isoflavone compounds that includes Phenoxodiol, a first-generation compound that has been investigated in multiple human clinical studies, and a next-generation compound and lead drug candidate ME-143. ME-143 in particular has demonstrated robust anti-tumour activity in pre-clinical laboratory studies and is currently under evaluation in human clinical studies.

First Generation: Phenoxodiol
Phenoxodiol has been administered to more than 400 patients in clinical studies via oral or intravenous routes and appears to be well tolerated with an acceptable toxicity profile. In a Phase II clinical trial of intravenously administered Phenoxodiol in combination with platinum-based chemotherapy in women with recurrent ovarian cancer, a clinical response was observed in 19% of patients (three out of 16). These results were published in the May 2011 issue of International Journal of Gynecological Cancer. However, in a Phase III clinical trial of orally administered Phenoxodiol in combination with platinum-based chemotherapy in women with advanced ovarian cancer resistant or refractory to platinum-based drugs, a clinical response was observed in less than 1% of patients (one out of 142).

Pharmacokinetic studies suggest that significantly higher blood plasma levels of active drug are measured when isoflavone compounds are administered intravenously versus orally. As a result of these findings and the clinical experience to date, MEI is actively pursuing the clinical development of its next-generation compounds using an intravenous formulation.

Lead Drug Candidate: ME-143
ME-143 is a next-generation analogue of Phenoxodiol. Pre-clinical laboratory studies show that ME-143 demonstrates enhanced anti-tumour activity against a broad range of tumour cell lines when used alone or in combination with platinum-based chemotherapy when compared to Phenoxodiol. As a result, ME-143 was selected as MEI’s lead drug candidate for the NADH oxidase inhibitor program.

In September 2011, MEI initiated a Phase I open label, multi-centre, dose escalation trial of ME-143 in patients with refractory solid tumours following the approval of an Investigational New Drug (“IND”) application by the US Food and Drug Administration (“FDA”). This clinical trial, conducted in collaboration with the Sarah Cannon Research Institute, was designed to evaluate the safety and tolerability of intravenous ME-143 and characterise its pharmacokinetic profile.

DIRECTORS’ REPORT

Results from a Phase I clinical trial of intravenous ME-143 were presented at the American Society of Clinical Oncology Annual Meeting in June 2012. A total of 15 patients were enrolled in escalating dose cohorts of 2.5 mg/kg, 5 mg/kg, 10 mg/kg and 20 mg/kg. With the exception of a serious infusion reaction in one patient at the highest dose level, ME-143 was generally well tolerated with minimal toxicity in heavily treated patients. The maximum tolerated dose was defined as 20 mg/kg. In addition, the pharmacokinetic profile of intravenous ME-143 resulted in drug levels that were approximately 30 times higher than the expected exposure achieved in a Phase II trial of intravenous Phenoxodiol in combination with platinum-based chemotherapy in women with platinum-resistant ovarian cancer.

MEI is now preparing for a randomized, placebo-controlled Phase II clinical trial of intravenous ME-143 in combination with gemcitabine and carboplatin, a platinum-base chemotherapy, in women with triple-negative breast cancer. Triple-negative accounts for 10-20% of all breast cancers and refers to a subgroup of breast cancers that do not express estrogen receptors, progesterone receptors or human epidermal growth factor receptor 2 (HER2). Therefore, women with triple-negative breast cancer generally do not respond to targeted therapies, leaving chemotherapy as a standard treatment option. MEI expects to begin enrolling patients in this trial during the first quarter of calendar year 2013.

Program 2: Mitochondrial Inhibitors

MEI’s mitochondrial inhibitor program consists of a family of compounds that includes NV-128, a first-generation compound that has shown activity against a broad range of cancers in laboratory research studies, including chemotherapy-resistant ovarian cancer cell lines, and a next-generation compound and lead drug candidate ME-344. ME-344 appears to be significantly more active than NV-128 in pre-clinical studies and is currently being investigated in human clinical studies.

First Generation: NV-128
NV-128 is a novel mitochondrial inhibitor which has been shown in pre-clinical laboratory studies to disrupt mitochondrial function and induce cancer cell death by two distinct mechanisms; 1) through the induction of DNA fragmentation, and 2) through the process of destructive autophagy, wherein a cell consumes itself. Structurally, NV-128 is an analogue of Phenoxodiol, but, in contrast, uses different molecular mechanisms to promote the death of cancer cells.

NV-128 has shown activity in pre-clinical models against a broad range of cancers. Treatment of cancer cells with NV-128 induces a rapid loss of cellular energy resulting in the inhibition of both mammalian target of rapamycin (mTOR1 and mTOR2) pathways, which are suggested to be central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells. Results from an ongoing collaboration with Dr Gil Mor at the Yale University School of Medicine’s Department of Obstetrics, Gynecology and Reproductive Sciences, have demonstrated that NV-128 is active against chemotherapy-resistant ovarian tumour cells. In April 2011, his colleague Dr. Ayesha Alvero presented data at the American Association for Cancer Research Annual Meeting from a pre-clinical study of NV-128 demonstrating its ability to induce mitochondrial instability, ultimately leading to cell death in otherwise chemotherapy-resistant ovarian cancer stem cells. These results were later published in the August 2011 issue of Molecular Cancer Therapeutics.

Lead Drug Candidate: ME-344
ME-344 is a next-generation analogue and active metabolite of NV-128. In pre-clinical laboratory studies, ME-344 has demonstrated superior anti-tumour activity against a broad panel of human cancer cell lines compared to NV-128. MEI received FDA approval of an IND application for ME-344 in April 2012 and initiated a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours shortly thereafter.

DIRECTORS’ REPORT

The Phase I clinical trial is evaluating the safety and tolerability of intravenous ME-344 in escalating dose cohorts of 1.2 mg/kg, 2.5 mg/kg, 5 mg/kg, 10 mg/kg and 20 mg/kg. In addition, the trial is designed to characterise the pharmacokinetic profile of ME-344 and describe any preliminary clinical anti-tumour activity observed. Patients in the trial are administered intravenous infusions of ME-344 once weekly for three weeks and, after safety assessment, may continue weekly dosing if a clinical benefit is determined. The trial is expected to enroll up to 24 patients with final safety and pharmacokinetic data expected in the second quarter of calendar year 2013.

Glycotex Clinical Product Development Programs

The investigational product candidate GLYC-101 Gel, being developed by the Company’s US subsidiary Glycotex, Inc. (“Glycotex”), is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical glucan gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

The Company has made the strategic decision this year to focus its resources on the oncology drug development program conducted by its subsidiary MEI. Therefore there have not been any advancements in the glucan development during the last 12 months. The Company reached an agreement to terminate Glycotex’s Chief Executive Officer’s employment effective 31 May, 2012 and has been evaluating a number of strategic options to best utilise the glucan technology. The Company signed an agreement to dispose of the glucan assets on 27 July, 2012 for total cash proceeds of $0.15 million.

Significant changes in the state of affairs

During the financial year there were no significant changes in the state of affairs of the Group other than referred to in the Directors’ Report, the financial statements or the notes thereto.

Significant events after the end of the reporting period

On 27 July, 2012, Novogen announced that it had entered into a merger agreement with Kai Medical, a United States based company, incorporated in Delaware, whose business is focused on sleep apnea therapy devices and wireless respiration monitoring technology. The agreement is subject to a number of conditions including completion of due diligence and shareholder approval. A summary of the key terms of the merger agreement including the conditions precedent is set out in the attachment to this announcement.

In addition to the merger agreement with Kai, Novogen announced that in advance of the merger with Kai Medical and subject to shareholder approval, it will undertake a capital reduction and in specie distribution to the Novogen shareholders of the shares of MEI Pharma, Inc. (“MEI”) that it owns. This distribution will allow Novogen shareholders to own their proportionate share of the MEI’s shares now held by Novogen, and also allow them to continue to hold Novogen shares after the merger with Kai Medical.

The glucan technology assets which Novogen currently holds, previously being developed by Glycotex, Inc., will not be acquired by Kai Medical in the merger and Novogen completed a sale of those assets to TR Therapeutics, Inc., a privately held US corporation, on 16 August, 2012.

Novogen Limited will be renamed to Kai Medical Holdings Limited when the merger becomes effective.

DIRECTORS’ REPORT

On 9 August, 2012, MEI announced that it had entered into a definitive asset purchase agreement with S*BIO Pte Ltd, pursuant to which MEI will acquire S*BIO’s exclusive worldwide rights to Pracinostat, an investigational, potential best-in-class, oral histone deacetylase (HDAC) inhibitor. Pracinostat is an orally available, selective HDAC inhibitor that has demonstrated clinical evidence of single-agent activity, including studies in patients with advanced hematologic disorders such as acute myeloid leukemia and myelofibrosis. In addition, Pracinostat has demonstrated pharmacokinetic properties in the clinic that compare favorably to other compounds of this class. Pursuant to the terms of the agreement, MEI will issue US$500,000 of common stock to S*BIO. The agreement also includes potential success-based clinical, regulatory and sales milestone payments of up to US$75.2 million, as well as low single-digit contingent earn-out payments based on net sales. The transaction is expected to close on or about 28 August, 2012, subject to S*BIO shareholder approval and certain customary closing conditions.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

Likely developments and expected results of operations

The Directors foresee that during the 2012/2013 year, following the successful planned merger with Kai Medical, the Company will continue the business currently undertaken by Kai Medical including the developing and marketing of medical devices for sleep apnea therapy and devices to measure and monitor respiration wirelessly, with no contact, and from a distance.

Share options

As at the date of this report there were 1,606,240 unissued Novogen ordinary shares under options (1,606,240 at the end of the reporting period), 6,487,332 unissued MEI ordinary shares under options or warrants (6,487,332 at the end of the reporting period) and 132,586 unissued Glycotex ordinary shares under options (132,586 at the end of the reporting period). Refer to Note 13 of the Financial Statements for further details of the options outstanding.

The terms and conditions of each grant of options that were in existence during the financial year are as follows:

Novogen Limited
Grant date	Date fully vested and exercisable	Expiry date	Exercise price $	No. ordinary shares under options at balance date
30/03/2007	30/03/2011	30/03/2012	2.41	-
1/03/2008	1/03/2012	1/03/2013	1.06	79,784
6/03/2009	6/03/2013	6/03/2014	0.5256	151,456
6/05/2011	1/07/2012	26/01/2015	0.2970	1,375,000

DIRECTORS’ REPORT

MEI Pharma, Inc.
Grant date	Date fully vested and exercisable	Expiry date	Exercise price US$*	No. ordinary shares under options at balance date*
6/08/2007	6/02/2008	6/08/2012	36.00	218,559
6/08/2007	6/08/2007	6/08/2012	30.00	24,836
30/07/2008	30/07/2008	30/07/2013	21.70	4,608
28/01/2009	28/01/2009	28/01/2014	6.30	5,000
23/04/2010	1/04/2014	23/04/2015	5.05	110,195
7/06/2010	1/06/2014	7/06/2015	1.86	110,195
18/06/2010	1/06/2014	18/06/2015	1.52	73,463
1/09/2010	1/09/2014	1/09/2015	0.77	82,232
1/11/2010	1/11/2014	1/11/2015	1.15	37,500
18/05/2011	18/11/2011	18/11/2016	1.00	2,460,617
1/06/2011	1/06/2015	1/06/2016	1.28	177,620
1/08/2011	1/08/2015	1/08/2016	1.90	138,510
1/09/2011	1/09/2015	1/09/2016	1.53	2,000
20/10/2011	20/10/2015	20/10/2016	1.34	125,845
11/05/2012	11/05/2012	17/05/2017	1.19	2,915,152
1/06/2012	1/06/2016	1/06/2017	0.61	1,000
* The number of options have been adjusted to reflect the reverse share split which occurred in March 2010. See Note 12 for more details.

Glycotex, Inc.
Grant date	Date fully vested and exercisable	Expiry date	Exercise price US$	No. ordinary shares under options at balance date
29/05/2009	29/05/2011	29/05/2014	15.13	125,573
1/01/2010	1/01/2010	31/12/2014	15.13	7,013

Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any other related body corporate.

Shares issued as a result of the exercise of options

During the year, no options were exercised by employees or consultants to acquire ordinary shares in Novogen Limited.

During the year MEI issued 1,599,603 common shares following the conversion of Series B Warrants issued under the private placement in May 2011, no other options have been exercised.

Since the end of the financial year no options have been exercised to acquire shares in Novogen Limited or its subsidiaries.

Indemnification and insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

DIRECTORS’ REPORT

b)
paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

The Group has paid premiums to insure each Director and Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company.

The Group has not otherwise, during or since the end of the financial year, except to the extent permitted by law, indemnified or agreed to indemnify any current or former officer or auditor of the Group against a liability incurred as such by an officer or auditor.

Directors' meetings

During the financial year ended 30 June, 2012, the number of meetings held and attended by each Director were:

	Directors' meetings	Meetings of Committees
		Audit	Remuneration
Number of meetings held:	20	4	-

Number of meetings attended:
WD Rueckert	20	4	-
JT Austin	20	4	-
JP O’Connor	1	-	-
P Scutt	19	-	-
PR White	19	4	-
RC Youngman	20	-	-

Each of the Directors attended all of the Director meetings to which they were eligible to attend, with the exception of Mr White who missed one meeting. Each Director attended all of the Audit and Remuneration Committee meetings to which they were eligible to attend.

Committee membership

At the date of this report, the Company had an Audit Committee and a Remuneration Committee of the Board of Directors.

Directors acting as members on the committees during the year were:

Audit	Remuneration
PR White (Chairman) – appointed Chairman 18 January, 2012	WD Rueckert (Chairman)
JT Austin	JT Austin
WD Rueckert – resigned as Chairman 18 January, 2012	PR White

Rounding

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

DIRECTORS’ REPORT

REMUNERATION REPORT – AUDITED

This report outlines the remuneration arrangements in place for Directors and executives of Novogen Limited.  The information provided in this remuneration report has been audited as required by section 308(3c) of the Corporations Act 2001.

A.           Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of remuneration is assessed by reference to employment market conditions. The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel.

The Board has a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the key management personnel.

Director’s fees

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The last determination for Novogen Limited was at the Annual General Meeting held on 28 October, 2005 when the shareholders approved an aggregate remuneration of $560,000. The total Non-executive Director remuneration of Novogen Limited, including share based payments, for the year ended 30 June, 2012 utilised $345,000, (2011: $415,000) of this authorised amount.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed periodically.

Non-executive Director remuneration

Fees to Non-executive Directors reflect the demands which are made on, and the responsibilities of the Directors. Non-executive Directors’ fees are reviewed periodically by the Board. In conducting these reviews the Board considers independent remuneration surveys to ensure Non-executive Directors’ fees are appropriate and in line with the market.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-executive Directors who serve on one or more committees.

Due to the impact of the global financial crisis and the need for the Company to conserve cash, the Company’s Non-executive Directors voluntarily reduced Director’s fees by 20% with effect from 1 February, 2009, this reduction was maintained for the year ended 30 June, 2012.

Executive Directors and other key management personnel remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the key management personnel. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of such Officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non-financial benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

DIRECTORS’ REPORT

Company result and movement in share price

The following table sets out summary information about the Group’s loss and movements in share price for the five years to June, 2012.

	30 June, 2012	30 June, 2011	30 June, 2010	30 June, 2009	30 June, 2008
	$'000	$'000	$'000	$'000	$'000

Revenue	2,544	13,378	9,908	11,147	13,283
Net Loss	(1,350)	(9,479)	(15,246)	(23,787)	(24,777)

	30 June, 2012	30 June, 2011	30 June, 2010	30 June, 2009	30 June, 2008
	$	$	$	$	$

Share price at start of year	0.19	0.17	0.58	1.21	2.02
Share price at end of year	0.08	0.19	0.17	0.52	1.16

Basic and diluted earnings/(loss) per share (cents) (attriutible to members)	1.3	(6.4)	(12.1)	(18.6)	(20.8)

B.           Details of remuneration

Details of the remuneration of the Directors of Novogen Limited and other key management personnel and Group executives of the Novogen Group are set out in the following tables. Unless otherwise stated all Directors, other key management personnel and Group executives were in office for the whole of the financial year ending 30 June, 2012.

The key management personnel of the Group are:

Directors
•	WD Rueckert Chairman (Non-executive)
•	JT Austin Director (Non-executive)
•	JP O’Connor Director (Non-executive) appointed 25 May, 2012
•	PR White Director (Non-executive)
•	RC Youngman Director (Non-executive)
•	PDA Scutt Director (Non-executive) resigned 25 May, 2012

DIRECTORS’ REPORT

Other key management personnel

•	DP Gold – President and CEO - MEI
•	TM Zech – CFO - MEI
•	MG Hinze – CFO

There are no executives of Novogen Limited as all executives are employed by other Group companies.

With the exception of the MEI key management personnel, DP Gold and TM Zech, there are no performance conditions associated with the remuneration disclosed in the table below. MEI key management personnel may receive a cash bonus payable upon attainment of certain milestone goals established by the Board. The milestones include a number of KPI’s including financial, investor related and clinical goals.

Remuneration of key management personnel and other Group executives
(includes movements in executive leave provisions for untaken annual and long service leave)

	Short term benefits			Post employment	Long term benefits	Termination payments	Share based payments		Total
2012	Salary & fees	Cash bonus	Non-monetary benefits	Superan-nuation	Long Service Leave		Options
	$	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
WD Rueckert (i)	131,328	-	-	-	-	-	30,704	18.9%	162,032
JT Austin	46,400	-	-	-	-	-	-	-	46,400
JP O'Connor ^	3,303	-	-	297	-	-	-	-	3,600
P Scutt ^	36,330	-	-	3,270	-	-	(3,901)	-10.9%	35,699
PR White	47,200	-	-	-	-	-	30,704	39.4%	77,904
R Youngman	39,632	-	-	3,568	-	-	30,704	41.5%	73,904

Executives
CD Kearney ^ (ii)	26,832	25,000	9,032	7,927	(3,038)	436,158	(20,934)	-4.4%	480,977
DP Gold ** (iii)	449,397	116,290	20,887	-	-	-	228,043	28.0%	814,617
TM Zech ** (iv)	265,464	48,454	23,418	-	-	-	47,106	12.3%	384,442
MG Hinze (v)	170,873	100,000	15,406	15,689	(296)	-	24,231	7.4%	325,903

	1,216,759	289,744	68,743	30,751	(3,334)	436,158	366,657	15.2%	2,405,478

(i) Remuneration includes MEI and Glycotex Director’s fees of $54,528 (Glycotex Director’s fees have been earned but not paid as at the date of this report. The amounts owed from Glycotex are not expected to be received in cash.)
(ii) Cash bonus paid August 2011 – no performance conditions attached.
(iii) Cash bonus paid August 2011, represents 75% of the possible amount payable (25% forfeited) based on achieving milestone goals.
(iv) Cash bonus paid August 2011, represents 100% of the possible amount payable based on achieving milestone goals.
(v) Cash bonus paid September 2011 – no performance conditions attached.

** US based employee.
^ Remuneration and benefits covered period of appointment which was only part of the financial year.

DIRECTORS’ REPORT

	Short term benefits			Post employment	Long term benefits	Termination payments	Share based payments		Total
2011	Salary & fees	Cash bonus #	Non-monetary benefits	Superannuation	Long Service Leave		Options
	$	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
WD Rueckert (i)	127,851	-	-	-	-	-	38,589	23.2%	166,440
JT Austin ^	36,218	-	-	-	-	-	-	-	36,218
P Scutt ^	28,472	-	-	2,563	-	-	38,589	55.4%	69,624
PR White ^	36,218	-	-	-	-	-	38,589	51.6%	74,807
R Youngman ^	30,935	-	-	2,785	-	-	38,589	53.4%	72,309
PA Johnston (ii) ^	76,698	-	-	25,030	-	-	-	-	101,728
GM Leppinus ^	16,000	-	-	-	-	-	-	-	16,000
PJ Nestel AO (iii)^	19,467	-	-	-	-	-	-	-	19,467

Executives
CD Kearney	218,525	-	16,738	19,543	9,867	-	15,191	5.4%	279,864
RL Erratt (iv) ^	72,500	33,705	23,220	50,000	6,843	174,634	(32,353)	-9.8%	328,549
DP Gold **	405,759	-	16,844	-	-	-	367,266	46.5%	789,869
TM Zech **	265,897	-	11,451	-	-	-	58,160	17.3%	335,508
MG Hinze	167,990	27,000	24,533	14,084	9,570	-	34,995	12.6%	278,172
AJ Husband ^	5,140	-	10,467	50,000	7,033	350,854	(26,125)	-6.6%	397,369
BM Palmer ^	17,760	-	9,965	1,412	2,907	213,227	(34,342)	-16.3%	210,929

	1,525,430	60,705	113,218	165,417	36,220	738,715	537,148	16.9%	3,176,853
(i) Remuneration includes MEI and Glycotex Director’s fees of $58,051*.
(ii) Remuneration includes MEI and Glycotex Director’s fees of $79,051*.
(iii) Remuneration includes MEI Director’s fees of $4,000.
(iv) Remuneration excludes amounts earned as a consultant totalling $43,065

* Glycotex Director’s fees have been earned but not paid as at the date of this report. The amounts owed from Glycotex are not expected to be received in cash but are expected to be settled in equity.
** US based employee.
^ Remuneration and benefits covered period of appointment which was only part of the financial year.
# Cash retention bonus paid on 31 December, 2010 – there were no performance conditions attached.

C.           Employment Agreements

Novogen Executive Directors and key management executives (standard contracts)

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered key management personnel. Under the terms of the agreement remuneration is reviewed annually and any increases may be made at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.

The employment agreement with the Chief Financial Officer continues until terminated by either party by giving six months notice in accordance with the terms of their contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is equal to 6 months remuneration, in addition to any amount payable in lieu of notice.

The Company may terminate the contracts at any time without cause if serious misconduct has occurred.

MEI Pharma, Inc. – Chief Executive Officer and Chief Financial Officer Contracts

MEI Pharma, Inc. (“MEI”) has entered into employment contracts with its Chief Executive Officer and Chief Financial Officer. These contracts have no set term and detail the amount of remuneration and other benefits applicable on their initial appointment. These contracts do not fix the amount of remuneration increases from year to year.

DIRECTORS’ REPORT

The Chief Executive Officer of MEI commenced in April, 2010 and is employed under an employment agreement. The current base salary under this agreement is US$440,000 per annum. An additional cash bonus up to a maximum of 40% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CEO can take place at any time by giving three months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

The Chief Financial Officer of MEI commenced in June, 2010 and is employed under an employment agreement. The current base salary under this agreement is US$265,000 per annum. An additional cash bonus up to a maximum of 20% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CFO can take place at any time by giving two months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

D. Share Based Compensation

Employee share option plan

The Company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

Remuneration options: granted and vested during the year

During the financial year no options were granted, by Novogen Limited, under the Employee Share Option Plan.

DIRECTORS’ REPORT

The following table set out options issued by MEI to Directors and key management personnel, directly employed by MEI, during the year:

	Terms and conditions for each grant
	Granted number	Grant date	Value per option Exercise price at grant date per share		First exercise date	Last exercise date
			(US$)	(US$)
Non-executive Directors
WD Rueckert	25,169	20/10/2011	1.18	1.34	20/10/2012	20/10/2016

Executives
DP Gold	100,000	1/08/2011	1.66	1.90	1/08/2012	1/08/2016
TM Zech	26,537	1/08/2011	1.66	1.90	1/08/2012	1/08/2016

Total	151,706

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

Shares issued on exercise of remuneration options

No key management personnel or executives exercised options during the year ended 30 June, 2012.

Shares lapsed

The value of options for key management personnel, which lapsed during the year ended 30 June, 2012, was nil.

End of Audited Remuneration Report.

DIRECTORS’ REPORT

AUDITOR’S INDEPENDENCE AND NON-AUDIT SERVICES

A copy of the Auditor’s independence declaration required under section 307C of the Corporations Act 2001 is set out on page 28.

Non-audit services

The following non-audit services were provided by the entities’ Auditor Grant Thornton (“GT”) (formerly BDO Audit (NSW-VIC) Pty Ltd). The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service means that auditor independence was not compromised.

GT received or are due to receive the following amounts for the provision of non-audit services during the year.

Tax compliance services	$29,375
S3/S4/S8 review services	$12,877
$42,252

Signed in accordance with a Resolution of the Board of Directors.

/s/ William Rueckert

William Rueckert
Chairman

Sydney, 23 August, 2012

AUDITOR’S INDEPENDENCE DECLARATION

Auditor’s Independence Declaration
To the Directors of Novogen Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Novogen Limited for the year ended 30 June 2012, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

/s/ Grant Thornton
GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

/s/ L Worsley
Louise Worsley
Partner - Audit & Assurance

Sydney, 23 August, 2012

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Novogen Limited is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The principle features of Novogen’s corporate governance regime are set out in this corporate governance statement. The relevant codes, policies and charters that underpin the Company’s corporate governance practices are available on the Company’s website: www.novogen.com.

ASX Corporate Governance Council guidelines

The Company through the reporting period had corporate governance practices which are consistent in all material respects with the ASX Corporate Governance Council best practice recommendations except for the establishment of a Nomination Committee. The Board continues to review and update its corporate governance practices to ensure it meets the interests of shareholders. The Company believes that it achieves compliance in a manner appropriate for smaller listed entities.

Nomination Committee

Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended 30 June, 2012, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Board sub-committee.

Corporate Governance Principles

Principle 1. Lay solid foundations for management and oversight

The function of the Board of Directors is clearly defined in the Board charter and includes the responsibility for:

•	providing strategic direction for the Company and approving the annual budget;
•	monitoring financial performance against budget;
•	determining the capital structure of the Company including the allotment of new capital;
•	monitoring the performance of the Company’s risk management and internal controls; and
•	monitoring managerial performance and determining delegated responsibility.

Day-to-day management of the Company’s affairs and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the senior executives. Senior executive performance is evaluated by assessing the achievement of financial and non financial objectives.

Principle 2. Structure the Board to add value

The Board comprises five Non-executive Directors, four of whom are considered independent. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement. In the context of Director independence, “materiality” is considered from both the Company and individual Director perspective.

In determining whether a Non-executive Director is independent the following factors are taken into account. They must not:
•	hold more than 5% of the Company’s outstanding shares;
•	have been employed as an executive within the last 3 years;
•	have been a Principal of a material professional advisor or consultant;
•	have a material contractual relationship with the Company;
•	have served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company; and
•	be engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.

CORPORATE GOVERNANCE STATEMENT

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

WD Rueckert	Non-executive Director and Chairman
JP O’Connor	Non-executive Director
PR White	Non-executive Director
R Youngman	Non-executive Director

The term in office held by each Director in office at 30 June, 2012 is as follows:

Name	Term in Office

WD Rueckert	3 years
JT Austin	2 years
JP O’Connor	1 month – appointed 25 May, 2012
PR White	2 years
R Youngman	2 years

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this annual report is included in the Directors’ Report commencing on page 4.

The Board has established two committees including the Remuneration Committee and the Audit Committee. The role of the Audit Committee is discussed under “Principle 4” of this report. The Remuneration Report commences on page 21.

Operation of the Board

During the year the Board met twenty times, to save costs, many of these meetings were conducted by teleconference.

The performance of the Group is monitored on a monthly basis. Monthly financial reports are presented and analysed for the Group. The Board also reviews the Group’s progress against the objectives outlined in the strategic plan.

In addition the Directors analyse Board papers and reports submitted by management. Senior management regularly attend Board meetings to report on particular issues affecting the Company and the Board also engages in regular informal discussions with management.

The performance of the Board is reviewed regularly by the Chairman. The performance of each Director is continually monitored by the Chairman and fellow Directors.

The performance of the Board is assessed against its effectiveness in ensuring the Company has appropriate strategies to achieve organisational success and that adequate monitoring of organisational and financial performance takes place to meet strategic goals and minimise or manage all forms of risk which may impinge on the Company’s overall performance.

CORPORATE GOVERNANCE STATEMENT

The Chairman seeks ongoing feedback from individual Directors on any aspect of Board performance and, where appropriate, significant matters are tabled at a full Board meeting for further discussion and resolution.

The Chairman conducts an interview with individual Directors on an annual basis covering Board structure and adequacy of skills, meeting process and the performance of the Board both collectively and individually. Any significant issues are raised for further discussion, resolution and appropriate action.

An assessment carried out in accordance with this process was undertaken during the reporting period.

There are procedures in place, agreed by the Board, to assist Directors in the performance of their duties to the Company and shareholders, by seeking independent professional advice at the Company’s expense. Each Director has direct access to the Company Secretary and the Company Secretary has accountability to the Board on all governance matters.

Principle 3. Promote ethical and responsible decision making

Code of conduct

The Board has approved a Code of Conduct applicable for all Directors and employees. The Code requires that at all times Company personnel act with the utmost integrity, objectivity and in compliance with the letter and spirit of the law and Company policies.

Share trading policy

The Company has developed a policy for the trading in Company securities by Directors, senior staff and all other employees and it is detailed in the Company’s Code of Conduct. Trading is only permitted in designated trading windows in the 30 days following the release of the half yearly and annual financial results to the market and the 30 day period following the Annual General Meeting.

The Code of Conduct which includes the policy on share trading is available on the Company’s website.

Diversity Policy

Diversity includes, but is not limited to, gender, age, ethnicity and cultural background. The Company, including the subsidiary MEI Pharma, Inc., is committed to diversity and recognises the benefits arising from employee and board diversity and the importance of benefiting from all available talent. Due to the current size and structure of the Company (13 employees in the Group at the date of this report), the Board believes that it is impractical and unnecessary to establish a formal diversity policy, however the Board does employ informal policies to monitor diversity.

The proportion of women in the organisation, by management level, is as follows:

	No.	%
Women on the Company's Boards*	2	20%
Women in senior management roles	Nil	n/a
Women employees in the Group	6	46%
*excludes non-listed subsidiary boards.

Principle 4. Safeguard integrity in financial reporting

Audit Committee

The Board has an Audit Committee which comprises a majority of independent Non-executive Directors and operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

CORPORATE GOVERNANCE STATEMENT

The Audit Committee is responsible for the selection and appointment of the external auditor.

The Audit Committee reviews the performance of the external auditor on an annual basis and meets with it to discuss audit planning matters and statutory reporting requirements. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining auditor independence. The Audit Committee also meets periodically with the auditor without management being present.

The current external auditor, Grant Thornton Audit Pty Limited (“GT”) (previous auditors BDO Audit (NSW-VIC) Pty Ltd), attends the Annual General Meeting. GT rotates its audit engagement partner for listed companies at least every five years.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. The Board is of the view that the skill and experience of its members are sufficient to enable the Committee to discharge its responsibilities within its charter. The members of the Audit Committee during the year were Peter White (appointed Chairman 18 January, 2012), Josiah Austin and William Rueckert (resigned as Chairman 18 January, 2012).

Qualifications of Audit Committee members

Qualifications of the members of the Audit Committee are contained in the Directors’ Report commencing on page 4.

For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to page 20 of the Directors’ Report.

Principle 5 and 6. Making timely and balanced disclosure and respect the rights of shareholders

Continuous disclosure

The Company has written policies and procedures on continuous information disclosure concerning the Group. This is information which a reasonable person would expect to have a material impact on the price of the Company’s securities.

Proposed announcements are generally reviewed and approved by the Board prior to release to the ASX and hence to the shareholders, media, analysts brokers and the public.

The disclosure policy is overseen and coordinated by the Company Secretary, who has responsibility for ensuring compliance with the continuous disclosure requirements of the Australian Securities Exchange (”ASX”) Listing Rules. Announcements are posted on the Company’s website after they have been released to the ASX. A summary of the Company’s policy on continuous disclosure is available on the Company’s website.

The Company aims to provide good quality clear communications to shareholders.

Shareholders can access the Company’s annual report and periodic newsletters on the Company’s website. The Company’s website includes presentations, transcripts of corporate presentations, links to analysts reports and Annual Meeting transcripts and is a key source of information for shareholders and prospective shareholders.

CORPORATE GOVERNANCE STATEMENT

The Company views the Annual General Meeting of shareholders as an opportunity for shareholders to ask questions of the Board. The external auditor attends all Annual General Meetings and is also available to answer shareholder questions.

Principle 7. Recognise and manage risk

The Board has established controls to safeguard the interests of the Group and to ensure Group policies are in place to minimise risk. These include policies that:

•	ensure Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;
•	ensure that capital expenditure above a set level is approved by the Board;
•	ensure business risks are appropriately managed through an insurance and risk management program;
•	ensure that safety, health, environmental standards and management systems are monitored and reviewed to achieve high standards of compliance and performance;
•	ensure that cash resources are invested in high quality, secure, financial institutions; and
•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Responsibility for establishing and maintaining effective risk management strategies rests with senior management. The senior management group is also responsible for the risk management culture throughout the Company. The Board oversees the Company’s risk management systems which have been established by management for assessing and managing operational, financial reporting and compliance risks for the Group.

CFO Certification

The Chief Financial Officer has provided a written statement to the Board:

•
that the financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards; and

•	that the above statement is founded on a sound system of risk management and internal controls are operating efficiently and effectively in all material respects.

Environmental regulation and health and safety

The Board considers the management of occupational health and safety and environmental issues are vital for the success of the business. The Company has established an Occupational Health and Safety Committee to review and manage the work place safety and environment issues.

Principle 8. Remunerate fairly and responsibly

Remuneration Committee.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the key management personnel.

The Remuneration Committee operates in accordance with its charter which is available on the Company’s website. The Remuneration Committee comprises a majority of independent Non-executive Directors and has responsibility for reviewing and setting the remuneration of any Executive Directors and key management personnel by reference to independent data, external professional advice and the requirement to retain high quality management.

Remuneration policies are established to attract and retain highly qualified Directors and senior management. The Remuneration Committee obtains independent advice on the appropriateness of remuneration levels.

The members of the Remuneration Committee during the year were William Rueckert (Chairman), Josiah Austin and Peter White.

CORPORATE GOVERNANCE STATEMENT

During the year the impact of the global financial crisis continued which delayed our ability to raise significant new funds into the Group. In response to this situation the remuneration committee resolved to continue the Director fee reduction of 20% made in February 2009.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2012
	Notes		Consolidated
			2012	2011
			$'000	$'000
Continuing Operations
Revenue	2		1,513	2,025

Other income	2		937	512

Research & development expenses			(5,403)	(3,902)
General and administrative expenses			(5,789)	(9,562)
Finance costs			-	(18)

Loss before income tax	2		(8,742)	(10,945)

Income tax expense	3		-	(1)

Loss after tax from continuing operations			(8,742)	(10,946)

Profit after tax from discontinuing operations	21		7,392	1,467

Loss for the period			(1,350)	(9,479)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities (net of tax 2012: Nil, 2011:Nil)			(278)	(690)

Other comprehensive income			(278)	(690)

Total comprehensive income			(1,628)	(10,169)

Profit/(loss) attributable to:
Non-controlling interest			(2,659)	(2,981)
Novogen Limited	12	(c)	1,309	(6,498)
			(1,350)	(9,479)

Total comprehensive income attributable to:
Non-controlling interest			(2,707)	(3,388)
Novogen Limited			1,079	(6,781)
			(1,628)	(10,169)

Basic and diluted earnings/(loss) per share (cents) from continuing operations	4		(5.9)	(7.8)
Basic and diluted earnings/(loss) per share (cents) from discontinuing operations	4		7.2	1.4
Basic and diluted earnings/(loss) per share (cents)	4		1.3	(6.4)

The above Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2012
	Notes		Consolidated
			2012	2011
			$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	5		8,348	6,016
Trade and other receivables	6		404	5,469
Assets held for sale - inventories	7		-	654
Other current assets	8		206	521
Total current assets			8,958	12,660

NON-CURRENT ASSETS
Property, plant and equipment	9		27	67
Total non-current assets			27	67

TOTAL ASSETS			8,985	12,727

CURRENT LIABILITIES
Trade and other payables	10		3,675	6,386
Provisions	11		190	770
Derivative liability	15		-	1,047
Total current liabilities			3,865	8,203

NON-CURRENT LIABILITIES
Provisions	11		7	104
Total non-current liabilities			7	104

TOTAL LIABILITIES			3,872	8,307
NET ASSETS			5,113	4,420

EQUITY
Contributed equity	12	(a)	199,026	194,295
Reserves	12	(b)	(3,850)	(3,422)
Accumulated losses	12	(c)	(191,701)	(186,644)
Capital and reserves attributable to owners of Novogen Limited			3,475	4,229

Non-controlling interest	12	(d)	1,638	191

TOTAL EQUITY			5,113	4,420

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June, 2012

Consolidated	Contributed equity	Accumulated losses	Reserves	Total	Non-controlling interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176

Loss for the period	-	(6,498)	-	(6,498)	(2,981)	(9,479)
Exchange differences on translation of foreign operations	-	-	(283)	(283)	(407)	(690)
Total comprehensive income	-	(6,498)	(283)	(6,781)	(3,388)	(10,169)
Issue of share capital by subsidiary	706	-	-	706	-	706
less non-controlling interest	(289)	-	-	(289)	289	-
Share-based payments	-	116	-	116	591	707
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(12,541)	11,190	639	(712)	712	-
Total transactions with owners in their capacity as owners	(12,124)	11,306	639	(179)	1,592	1,413

At 30 June, 2011	194,295	(186,644)	(3,422)	4,229	191	4,420

At 1 July, 2011	194,295	(186,644)	(3,422)	4,229	191	4,420

Profit/(loss) for the period	-	1,309	-	1,309	(2,659)	(1,350)
Exchange differences on translation of foreign operations	-	-	(230)	(230)	(48)	(278)
Total comprehensive income	-	1,309	(230)	1,079	(2,707)	(1,628)
Issue of share capital	164	-	-	164	-	164
Issue of share capital by subsidiary	1,606	-	-	1,606	-	1,606
less non-controlling interest	(3,560)	-	-	(3,560)	3,560	-
Share-based payments	-	730	-	730	(179)	551
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	6,521	(7,096)	(198)	(773)	773	-
Total transactions with owners in their capacity as owners	4,731	(6,366)	(198)	(1,833)	4,154	2,321

At 30 June, 2012	199,026	(191,701)	(3,850)	3,475	1,638	5,113

The above Statement of Changes in Equity should be read in conjunction with the accompanying notes.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS
for the year ended 30 June, 2012

	Notes	Consolidated
		2012	2011
		$'000	$'000

Cash flows from operating activities
Net loss before tax		(1,343)	(9,474)
Income tax paid		(7)	(5)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		25	83
Net (gain)/loss on disposal of property, plant and equipment		9	(265)
Share-based payments		574	651

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		2,408	(1,172)
(increase)/decrease in other receivables		2,657	(2,313)
(increase)/decrease in inventories		654	907
(increase)/decrease in prepayments		315	(79)
increase/(decrease) in trade and other payables		(2,711)	1,021
increase/(decrease) in provisions		(677)	125
increase/(decrease) in derivative liability		(1,047)	1,047
exchange rate change on opening cash		(214)	771

Net cash flows from/(used in) operating activities		643	(8,703)

Cash flows from investing activities
Acquisition of property, plant and equipment		(1)	(56)
Proceeds from sale of plant and equipment		7	343

Net cash flows from/(used in) investing activities		6	287

Financing Activities
Proceeds from the issue of shares by subsidiary		1,747	763

Net cash flows from/(used in) financing activities		1,747	763

Net (decrease)/increase in cash and cash equivalents		2,396	(7,653)
Cash and cash equivalents at beginning of period		5,766	14,131
Effect of exchange rates on cash holdings in foreign currencies		(64)	(1,462)
Movements in secured facility		-	750

Cash and cash equivalents at end of period	5	8,098	5,766

The above Statement of Cash Flows should be read in conjunction with the accompanying notes

NOTES TO THE FINANCIAL STATEMENTS

The financial statements of Novogen Limited for the year ended 30 June, 2012 were authorised for issue in accordance with a resolution of the Board of Directors on 23 August, 2012.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial statements are:

Basis of preparation

The financial statements are general-purpose financial statements, which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the AASB. Novogen Limited is a for-profit entity for the purpose of preparing the financial statements. The financial statements have been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business.  As is often the case with development companies, the ability of the Company to continue with development activities as a going concern including paying its debts when due, settling its liabilities and realising its assets in the normal course of business at amounts stated in the accounts, is dependent upon it deriving sufficient cash from investors and sales revenue.

In particular, the Group’s ability to continue as a going concern is dependent on the planned future transactions proceeding, as described in Note 23, which includes the in specie distribution of the MEI shares and the merger with Kai Medical Inc. (“Kai”), which are both subject to shareholder approval. Furthermore, post merger, the ability to continue as a going concern will be dependent on the operations of Kai and its ability to commercialise its products and generate revenues.  There is a risk that the Company's capital reserves, post merger, may not be adequate for Kai's future funding requirements and potential future capital raisings may be required.

The directors are of the opinion that the above requirements will be satisfied and accordingly have prepared the financial statements on a going concern basis. Should the above transactions or assumptions not materialise, there is a material uncertainty whether the Group will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Statement of compliance

The financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries (the “Group”) as at 30 June each year.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Non-controlling interests represent the portion of profit or loss and net assets in MEI and Glycotex not held by the Group and are presented separately in the Statement of Comprehensive Income and within equity in the consolidated Statement of Financial Position.

NOTES TO THE FINANCIAL STATEMENTS

Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements
In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations.

Research and development expenses
The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial statements.

Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses of $152,000 have been accrued at June 30, 2012. These estimates are based on the number of patients in each trial and the drug administration cycle.

(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 13.

Impairments
The Group assesses impairment at the end of each reporting period by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Clinical Trial Expenses
Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial results.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.

NOTES TO THE FINANCIAL STATEMENTS

Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate estimates, management regularly monitor historical patterns of returns from, and discounts to, individual customers.

Interest
Interest revenue is recognised as interest accrues using the effective interest method. The effective interest method uses the effective interest rate which is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial asset.

Dividends
Dividend revenue is recognised when the right to receive the payment is established.

Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the profit or loss over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Litigation Settlement
Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.

Borrowing costs

Borrowing costs are recognised as an expense when incurred. Novogen Limited does not currently hold any qualifying assets but if it did, the borrowing costs directly associated with this asset would be capitalised (including any other costs directly attributable to the borrowing and temporary investment income earned on the borrowing).

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the profit or loss on a straight-line basis over the lease term. Lease incentives are recognised in the profit or loss as an integral part of the total lease expense.

NOTES TO THE FINANCIAL STATEMENTS

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Cash and cash equivalents

Cash and short term deposits in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.

Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Objective evidence of impairment includes: financial difficulties of debtors; default payments; or debts more than 120 days overdue. Bad debts are written off when identified.

Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred for finished goods and work-in-progress in bringing each product to its present location and condition are accounted for as cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and assigned on a standard costing basis. Costs are assigned using a standard costing system on the basis of weighted average costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currency translation

Functional currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars ($A) except for MEI, Marshall Edwards Pty Limited and Glycotex, where the functional currency is US dollars.

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling as at the end of the reporting period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Translation of financial statements of overseas operations

As at the end of the reporting period the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling as at the end of the reporting period and the income and expenses are translated at the weighted average exchange rates for the period.

NOTES TO THE FINANCIAL STATEMENTS

The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the profit or loss. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity (foreign currency translation reserve).

Taxes

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the end of the reporting period.

Deferred income tax is provided on all temporary differences as at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Unrecognised deferred income tax assets are reassessed at the end of each reporting period and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the Statement of Comprehensive Income.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST receipt except:
•
when the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amounts of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

NOTES TO THE FINANCIAL STATEMENTS

Property, plant and equipment

Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment over its expected useful life to the Group.

Major depreciation periods are:
Plant and equipment	2.5-10 years
Leasehold improvements	the lease term

Impairment of assets
At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the statement of comprehensive income, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations. The resulting profit or loss (after taxes) is reported separately in the statement of comprehensive income.

Property, plant and equipment, once classified as held for sale, are not depreciated or amortised.

NOTES TO THE FINANCIAL STATEMENTS

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Capitalised development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

Trade and other payables

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchases of these goods and services.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee benefits

Wages, salaries, annual leave
Liabilities for wages and salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the end of the reporting period. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the end of the reporting period. They are measured at the amounts expected to be paid when the liabilities are settled.

Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Defined contribution plan
Defined superannuation contributions are recognised as an expense in the period they are incurred.

Onerous lease provision

When a lease contract is considered to be onerous, the present obligation under the lease is recognised as a provision. A contract is considered to be onerous when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net costs of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

NOTES TO THE FINANCIAL STATEMENTS

Share-based payment transactions

The Group provides benefits to employees of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 13.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each end of the reporting period until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The Statement of Comprehensive Income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when they are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.

Subsidiary equity issues

Where a subsidiary makes a new issue of capital subscribed by non-controlling interests, the parent company may make a gain or loss due to dilution of non-controlling interests. These gains or losses are recognised in equity attributable to the parent company.

Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Deferred offering costs

Where costs associated with a capital raising have been incurred at the end of the reporting period and it is probable that the capital raising will be successfully completed after the end of the reporting period, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

NOTES TO THE FINANCIAL STATEMENTS

Financial instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative liabilities are initially recognised at fair value. Changes in the fair value of the derivative liabilities are recognised in profit or loss.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June, 2012 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 9 Financial Instruments (effective from 1 January, 2016)

In September 2009 the AASB issued AASB 9, Financial Instruments, which amends the requirements for classification and measurement of financial assets. This standard was subsequently amended in December, 2010. AASB 9 requires that gains or losses on financial liabilities measured at fair value are recognised in profit or loss, except that the effects of changes in the liability’s credit risk are recognised in other comprehensive income. At 30 June 2011, the Company currently has no financial liabilities measured at fair value through profit or loss (2011: $1,047,000). The amendments require that any changes in fair value attributable to the liability’s credit risk be recognised in other comprehensive income instead of profit or loss. The amendments apply retrospectively from date of initial application, which will be 1 July 2016. Therefore, at this stage, it is not yet possible for the Company to quantify the impact on the financial statements of first time application of these amendments.

(ii) AASB 10 Consolidated Financial Statements (effective from 1 January, 2014)

AASB 10 establishes a revised control model which broadens the situations when an entity is considered to be controlled by another entity. The effect of this change may lead to more entities being consolidated into the Group.

The Company does not expect that this change with have any impact on the financial statements due to there currently not being any entities or investment with in the group that are not currently consolidated. However, should the investment that the Company currently has in MEI Pharma, Inc become diluted to less than 50% ownership interest, due to further share issuances by the subsidiary, the Company will need to review the new standard.

(iii) AASB 12 Disclosure of Interests in Other Entities (effective from 1 January, 2014)

AASB 12 combines the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities within a comprehensive disclosure standard. Its aim is to provide more transparency on ‘borderline’ consolidations decisions and includes enhanced disclosures centred on significant judgements and assumptions made around determining control, joint control and significant influence.

NOTES TO THE FINANCIAL STATEMENTS

The Company does not expect that this change with have any impact on the financial statements other than to add additional disclosure.

(iv) AASB 13 Fair Value Measurement (effective from 1 January, 2014)

Currently, fair value measurement requirements are included in several Accounting Standards. AASB 13 establishes a single framework for measuring fair value of financial and non-financial items recognized at fair value in the statement of financial position or disclosed in the notes in the financial statements.

The Company has not yet conducted a detailed analysis of the differences between the current fair calculation methodologies used and those required by AASB 13. However, when this standard is adopted for the first time for the year ended 30 June 2014, there will be no impact on the financial statements because the revised fair value measurement requirements apply prospectively from 1 July 2013.

(v) AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Other Comprehensive Income (effective1 July, 2013).

These amendments align the presentation of items of other comprehensive income (OCI) with US GAAP. When this standard is first adopted for the year ended 30 June 2014, there will be no impact on amounts recognised for transactions and balances for 30 June 2014 (and comparatives). However, the statement of comprehensive income will include name changes and include subtotals for items of OCI that can subsequently be reclassified to profit or loss in future (e.g. foreign currency translation reserves) and those that cannot subsequently be reclassified (e.g. fixed asset revaluation surpluses).

(vi) AASB 119 Employee Benefits (effective1 January, 2013).

The Company currently calculates its liability for annual leave employee benefits on the basis that it is due to be settled within 12 months of the end of the reporting period because employees are entitled to use this leave at any time. The amendments to IAS 19 require that such liabilities be calculated on the basis of when the leave is expected to be taken, i.e. expected settlement.

When this standard is first adopted for the 30 June, 2014 year end, annual leave liabilities will be recalculated on 1 July 2012. Leave liabilities for any employees with significant balances of leave outstanding who are not expected to take their leave within 12 months will be discounted, which may result in a reduction of the annual leave liabilities recognised on 1 July 2012, and a corresponding increase in retained earnings at that date.

NOTES TO THE FINANCIAL STATEMENTS

Note 2.                  (LOSS)/PROFIT BEFORE INCOME TAX

	Consolidated
	2012	2011
	$'000	$'000

Revenue and other income from continuing operations

(a) Revenue
Bank interest	285	144
Royalties	1,162	1,714
Dividends	66	165
Other	-	2
Total revenue	1,513	2,025

(b) Other income

Government grants - research and development	-	247
Gain on fair value of derivative liability	728	-
Net gains on disposal of investment	199	-
Net gains on disposal of plant and equipment	-	265
Other	10	-
	937	512
(c) Other expenses*
Inventory impairment	12	12
	12	12

(d) Depreciation included in the statement of comprehensive income*
Depreciation :
Included in administrative expenses	25	83

(e) Lease payments and other expenses included in the statement of comprehensive income*
Included in administrative expenses:
Minimum lease payments - operating leases	246	402
Net foreign exchange differences	(214)	771
Net loss on disposal of plant and equipment	9	-
Share issue expenses	-	433
Onerous lease provision movement - operating leases	(37)	-
Included in research and development expenses:
Onerous lease expense - operating leases	-	550

(f) Employee benefit expense*
Wages and salaries	3,225	4,609
Workers' compensation costs	1	27
Defined contribution plan expense	90	336
Termination costs	1,155	655
Share-based payments expense	574	651

	5,045	6,278

* includes amounts from discontinuing operations

NOTES TO THE FINANCIAL STATEMENTS

Note 3.                  INCOME TAX

	Consolidated
	2012	2011
	$'000	$'000
A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(1,343)	(9,474)

At the Group's statutory income tax rate of 30% (2011: 30%)	(403)	(2,842)

Foreign tax rate differentials	(860)	(139)
Non deductible expenses	159	26
Deductible balancing adjustments	5	-
Research and development allowance	-	(110)
Sub-total	(1,099)	(3,065)
Tax losses and timing differences not recognised	1,106	3,070

Tax expense	7	5

Tax expense from continuing operations	-	1
Tax expense from discontinuing operations	7	4
	7	5

Components of income tax expense/(benefit)
Current tax	(1,099)	(3,065)
Deferred tax	1,106	3,070
Income tax expense	7	5
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax assets/(liabilities)
Depreciation	106	124
Amortisation of intangibles	(214)	-
Start up costs capitalised	1,491	-
Provisions and accruals	(54)	702
Exchange losses/(gain)	(201)	(75)
Share based payments by USA subsidiaries	171	195
Other	-	40
Losses carried forward
- Australia	13,509	41,923
- US	16,392	14,950
- Other countries	-	1,259
Total deferred tax assets not recognised	31,200	59,118

Deferred tax liability
Other	-	-

Total deferred tax liability not recognised	-	-

Net deferred tax asset not recognised	31,200	59,118
At the Group's statutory income tax rate of 30% (2011: 30%)	9,360	17,735
Capital Losses carried forward	3,230	-
At the Group's statutory income tax rate of 30% (2011: 30%)	969	-

Tax loses of $28,999,000 (2011: nil) expired during the year as a result of dissolution of subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS

Tax consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July, 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group.

Note 4.                  EARNINGS PER SHARE

The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 13 does not result in diluted earnings per share therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 1,606,240 options (2011: 2,640,756) (refer Note 13).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the end of the reporting period and before the completion of these financial statements.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2012	2011
	$'000	$'000

Net loss attributable to owners of the parent from continuing operations	(6,083)	(7,965)
Net profit attributable to owners of the parent from discontinuing operations	7,392	1,467
Net profit/(loss) attributable to owners of the parent	1,309	(6,498)

	2012 Thousands	2011 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	102,431	102,126

Note 5.                  CASH AND CASH EQUIVALENTS

	Consolidated
	2012	2011
	$'000	$'000

Cash at bank and in hand	6,348	5,266
Short-term deposits	1,750	500
	8,098	5,766

Secured cash (Refer Note 15)	250	250
	8,348	6,016
Cash at bank earns interest at floating rates based on daily bank deposit rates.

NOTES TO THE FINANCIAL STATEMENTS

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Note 6.                 TRADE AND OTHER RECEIVABLES

	Consolidated
	2012	2011
	$'000	$'000

Current

Trade receivables	322	2,424
Allowance for doubtful debts	(315)	(9)
	7	2,415

Deposits held	326	349
Royalty receivable	-	2,565
Other debtors	71	140
	404	5,469

At 30 June, 2011 the Company had entered into an agreement to receive a lump sum upfront payment in settlement of royalties due under the licence agreement with ADM. This payment was received in July, 2011.

Allowance for doubtful debts

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

At 30 June, 2012 trade receivables of $315,000 (2011: $9,000) were considered doubtful.

Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2012	2011
	$'000	$'000

Balance at 1 July	(9)	(36)

Change in allowance for the year	(306)	27

Balance at 30 June	(315)	(9)

NOTES TO THE FINANCIAL STATEMENTS

Past due but not considered doubtful

At 30 June, 2012 trade receivables of $6,000 (2011: $427,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2012	2011
	$'000	$'000

1 - 30 days overdue	6	352
31 - 60 days overdue	-	13
61 - 90 days overdue	-	62
91 + days overdue	-	-

	6	427

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2012 there were no other receivables that were past due but were not considered to be doubtful (2011: $NIL).

Consolidated
	2012	2011
	$'000	$'000

1 - 30 days overdue	-	-
31 - 60 days overdue	-	-
61 - 90 days overdue	-	-
91 + days overdue	-	-

	-	-

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 15.

NOTES TO THE FINANCIAL STATEMENTS

Note 7.                    INVENTORIES

	Consolidated
	2012	2011
	$'000	$'000

Current

Work in progress (at cost)	-	66
Finished goods (at cost)	-	588
	-	654

Note 8.                  OTHER CURRENT ASSETS

	Consolidated
	2012	2011
	$'000	$'000

Prepayments	206	521

Note 9.                  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2012	2011
	$'000	$'000

Plant and equipment - at cost	84	615
Accumulated depreciation	(62)	(561)
	22	54

Leasehold improvements - at cost	20	118
Accumulated depreciation	(15)	(105)
	5	13

Total property, plant and equipment - at cost	104	733
Accumulated amortisation and depreciation	(77)	(666)

Total property, plant and equipment	27	67

NOTES TO THE FINANCIAL STATEMENTS

Reconciliations
Reconciliations of the carrying amount of property, plant and equipment at the beginning and at the end of the current financial year.

	Consolidated
	2012	2011
	$'000	$'000
Plant and equipment
Carrying amount at beginning of financial year	54	158
Additions	1	35
Disposals	(16)	(75)
Depreciation expense	(17)	(64)
Carrying amount at end of financial year	22	54

Leasehold improvements
Carrying amount at beginning of financial year	13	14
Additions	-	20
Disposals	-	(2)
Depreciation expense	(8)	(19)
Carrying amount at end of financial year	5	13

Note 10.                  TRADE AND OTHER PAYABLES

	Consolidated
	2012	2011
	$'000	$'000

Current

Trade payables	831	1,936
Accrued payables	1,763	2,311
Deferred royalty income	1,081	2,139
	3,675	6,386

Terms and conditions relating to the above payables:

• trade payables are non-interest bearing and normally settled on 30 day terms; and
• accrued trial payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure
Information about the Group’s exposure to foreign exchange risk and liquidity risk is provided in Note 15.

Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

NOTES TO THE FINANCIAL STATEMENTS

Note 11.                  PROVISIONS

	Consolidated
	2012	2011
	$'000	$'000
Current	190	770
Non-current	7	104
	197	874

	Consolidated
	2012	2011
	$'000	$'000
Employee benefit provision
Current	190	264
Non-current	7	55
	197	319

	Consolidated
	2012	2011
	$'000	$'000
Onerous lease provision
Current	-	506
Non-current	-	-
	-	506

Following the transition of the research and development function to the US and the expected sale of the consumer business, the Company raised a provision at 30 June, 2011 for the excess space available at its North Ryde premises. In 2012, the Company assigned its lease obligations for this property and relocated to a smaller premises appropriate to its revised space requirements. As a result the onerous lease provision has been reversed.

	Consolidated
	2012	2011
	$'000	$'000
Make good provision
Opening balance at beginning of the year	49	49
Write back of provision in the period	(49)	-
Closing balance at the end of the year	-	49

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. Following the assignment of the Company’s lease obligations, described above, the make good provision has been reversed.

NOTES TO THE FINANCIAL STATEMENTS

Note 12.                  CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital

	Consolidated
	2012	2011
	$'000	$'000
Fully Paid Ordinary Shares
Novogen Limited
103,805,676 (2011: 102,125,894) ordinary shares	133,264	133,100
	133,264	133,100

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	56,483	53,731
Glycotex, Inc.	9,279	7,464
	65,762	61,195

Contributed Equity	199,026	194,295

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	$'000
		$
On issue 1 July, 2010	102,125,894		133,100

On issue 30 June, 2011	102,125,894		133,100

On issue 1 July, 2011	102,125,894		133,100

New Share Issue	250,000	0.09	23
New Share Issue	1,407,282	0.10	139
New Share Issue	22,500	0.10	2
Total shares issued during the period	1,679,782		164

On issue 30 June, 2012	103,805,676		133,264

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 13).

May 2011 Private Placement
On 16 May, 2011, MEI entered into an Amended and Restated Securities Purchase Agreement (the “Amended Securities Purchase Agreement”) with certain accredited investors pursuant to which MEI agreed to issue and sell to the investors certain shares of MEI’s common stock, and warrants to purchase additional shares of common stock. Pursuant to the Amended Securities Purchase Agreement, in May 2011 MEI issued to the investors: (i) 835,217 shares (the “Initial Shares”) of common stock, at a purchase price of US$1.333 per share; (ii) series A warrants (the “Series A warrants”) which initially represented the right to purchase up to 626,413 shares of common stock, up to a maximum of 2,250,564 shares; and (iii) series B warrants (the “Series B warrants”) which initially represented the right to purchase up to 2,165,534 shares of common stock in MEI.

NOTES TO THE FINANCIAL STATEMENTS

In addition, MEI agreed to issue certain additional shares of common stock (the “Adjustment Shares”) to the extent the price of the common stock was below US$1.333 per share, but greater than or equal to US$0.75 per share, on certain dates (“Adjustment Dates”) during the period ending 26 June, 2012, including as a result of a subsequent offering by MEI of its securities at a price below the purchase price of the Initial Shares. The number of Adjustment Shares issuable was initially limited to 649,242, subject to proportionate increases to the extent the Series B warrants have been exercised prior to the applicable Adjustment Date, up to a maximum of 2,332,583 shares. If the trading price of MEI’s common stock was below US$0.75 per share on any Adjustment Date, MEI would, in addition to issuing the applicable number of Adjustment Shares, refund to the investors an amount per share of its common stock received by the investors in the transaction equal to the difference between US$0.75 and the price of the common stock on such Adjustment Date. The transactions contemplated by the Amended Securities Purchase Agreement are referred to as the May 2011 private placement. Upon the closing of the May 2011 private placement, MEI also issued warrants to the placement agent for the purchase of up to 210,053 shares of MEI common stock, which warrants were exercisable on the same terms as the Series A warrants.

On 29 December, 2011, MEI issued an aggregate of 667,272 Adjustment Shares to the investors in accordance with the calculation of the applicable price, based on the trading price of MEI’s common stock, with respect to the first Adjustment Date. Additionally, on 29 December, 2011, MEI issued an aggregate of 245,700 Adjustment Shares to the investors in connection with the private placement of common stock to Novogen that closed on 29 December, 2011.

Terms of Series A and Series B Warrants
The Series A warrants became exercisable on the six month anniversary of the 18 May, 2011 closing of the May 2011 private placement. The Series A warrants will expire on the fifth anniversary of the date on which the Series A warrants first became exercisable. Prior to the amendment of the warrant terms in September 2011 in conjunction with the Supplemental Agreement, as defined and described below, the Series A warrants were initially exercisable at an exercise price of US$1.57 per share, subject to adjustment as provided in the Series A warrant agreements. Under the terms of the warrant agreements, the number of shares of common stock issuable upon exercise of the Series A warrants would be increased by an amount equal to 75% of the number of shares of common stock issued upon each exercise of the Series B warrants.

Prior to the amendment of the warrant terms in September 2011 in conjunction with the Supplemental Agreement, as described below, the initial exercise price per share of the Series B warrants was equal to the lower of (i) US$1.333, and (ii) 85% of the arithmetic average of the lowest eight weighted average prices of MEI’s common stock during the 20 consecutive trading day period in the case of a voluntary exercise by the holders, ending on the trading day immediately preceding the date of delivery of a notice of exercise.

In July and August 2011, the investors exercised an aggregate of 1,294,000 Series B warrants for 1,294,000 shares of MEI’s common stock. MEI received net proceeds of US$1,094,000 in conjunction with the exercise of the Series B warrants. Pursuant to the terms of the Amended Securities Purchase Agreement, an additional 970,500 Series A warrants became exercisable as a result of these Series B warrant exercises.

Supplemental Agreement
On 28 September, 2011, MEI entered into a Supplemental Agreement (the “Supplemental Agreement”) with each of the investors party to the Amended Securities Purchase Agreement.

NOTES TO THE FINANCIAL STATEMENTS

Pursuant to the Supplemental Agreement, each of the Series A warrants and the Series B warrants issued pursuant to the Amended Securities Purchase Agreement were amended and restated (the “Amended Series A Warrants” and “Amended Series B Warrants”, respectively). The exercise price of each of the Series A warrants and Series B warrants was reduced to US$1.00 per share. As amended, the exercise price of the Amended Series A Warrants is no longer subject to further adjustment upon the occurrence of certain events, including the subsequent sale or deemed sale by MEI of shares of its common stock at a price per share below the exercise price of the Amended Series A Warrants; however, the Amended Series A Warrants continue to provide for certain customary anti-dilution adjustments.

The Series B warrants were amended to permit the exercise of such warrants on a cashless basis. Pursuant to the terms of the Supplemental Agreement, on 28 September, 2011, the investors exercised, on a cashless basis, the Amended Series B Warrants for all of the remaining shares of common stock for which such Amended Series B Warrants were exercisable, resulting in the issuance by MEI of an aggregate of 305,603 shares of its common stock. As of 28 September, 2011, there were no remaining outstanding Series B warrants.

The Supplemental Agreement also effected certain amendments to the Amended Securities Purchase Agreement, including the extension, through 28 September, 2013, of the period during which the investors have the right to participate in subsequent equity offerings of MEI. In connection with the amendments described above, MEI made cash payments to the investors in an aggregate amount of US$365,000.

Rights Offering
On 26 March, 2012, MEI’s registration statement on Form S-1, filed with the Securities and Exchange Commission, became effective. The Form S-1 was filed in connection with MEI’s rights offering (“Rights Offering”) to its existing stockholders and to holders of MEI’s Series A warrants issued in connection with the May 2011 private placement. Pursuant to the Rights Offering, MEI distributed one subscription right for each share of its common stock and each Series A warrant exercisable for a share of its common stock to holders of record as of 30 March, 2012. Each subscription right entitled the holder to purchase one Unit, which consisted of 0.5 shares of MEI’s common stock and a warrant to purchase 0.25 shares of MEI’s common stock.

For every two Units purchased in the Rights Offering, stockholders received one share of common stock in MEI for a purchase price of US$0.89 per share, which represented a 10 percent discount to the volume-weighted average price of MEI’s common stock for the 30 consecutive trading days ending on, and inclusive of, 13 March, 2012, and warrants to purchase one-half of one share of MEI’s common stock with an exercise price of US$1.19 per share, which represented a 20 percent premium to the volume-weighted average price of MEI’s common stock during the same period. The warrants are exercisable for a five-year period beginning on May 11, 2012.

The Rights Offering also included an over-subscription privilege, which entitled stockholders to purchase additional Units that remained unsubscribed at the expiration of the Rights Offering.

The subscription period expired on 11 May, 2012. Eligible participants exercised subscription rights to purchase 11,660,606 Units under the offering, including 8,988,675 Units purchased by Novogen Limited (described above). Based on the irrevocable exercise of the subscription rights, MEI issued 5,830,202 shares of its common stock and warrants to purchase 2,915,152 shares upon exercise of the warrants (subject to adjustment for fractional shares). Gross proceeds of US$5.2 million were received in connection with the Rights Offering.

On 10 May, 2011 the asset purchase agreement entered into between the MEI, Novogen Limited, and Novogen Research Pty Limited on 21 December, 2010 was completed. The closing of the transaction followed approval at a meeting of Novogen shareholders on 6 May, 2011. The agreement was previously approved at MEI’s Annual Meeting of Stockholders on 13 April, 2011.

NOTES TO THE FINANCIAL STATEMENTS

Under the agreement, MEI acquired Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock. Each Preferred Stock is convertible into 4,827 shares of MEI common stock for an aggregate of 4,827,000 shares, valued in total at US$4 million based on the volume weighted average price over the 20 trading days prior to the date of the date of the execution of the asset purchase agreement. Should any of the acquired assets achieve a statistically significant result in a Phase II clinical trial or the first patient is enrolled in a Phase III clinical trial, each share of Class A Preferred Stock not already converted will become convertible into 9,654 shares of MEI common stock. MEI can buy back the preference shares at any time at a total price of US$12 million. On completion all prior licensing agreements between the Company and MEI were cancelled.

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:

	Consolidated
	2012	2011
	$'000	$'000

Balance at the beginning of the year	(3,422)	(3,778)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	(198)	639
Exchange differences on translation of foreign operations	(230)	(283)
Balance at the end of the year	(3,850)	(3,422)

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2012	2011
	$'000	$'000

Balance at the beginning of the year	(186,644)	(191,452)

Adjustment to opening retained earnings attributed to minority interest holders	(7,096)	11,190
Equity attributable to share based payments	730	116
Current year (loss)/profit	1,309	(6,498)

Balance at the end of the year	(191,701)	(186,644)

NOTES TO THE FINANCIAL STATEMENTS

(d) Non-controlling interests
The non-controlling interests are detailed as follows:

	Consolidated
	2012	2011
	$'000	$'000

Ordinary shares	41,009	43,971
Foreign currency translation reserve	(2,399)	(2,550)
Accumulated losses	(36,972)	(41,230)
	1,638	191

Note 13.                  SHARE BASED PAYMENT PLANS

Novogen Limited
Employee Share Option Plan

The Company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

The expense recognised in the Statement of Comprehensive Income in relation to employee share-based payments is disclosed in Note 2(f).

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year:

	2012		2011
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	2,528,560	$0.47	2,370,340	$1.11
Granted	-	N/A	1,750,000	$0.30
Forfeited	(980,800)	$0.62	(1,533,956)	$1.14
Exercised	-	N/A	-	N/A
Expired	(22,624)	$2.41	(57,824)	$3.64
Outstanding at the end of the year	1,525,136	$0.34	2,528,560	$0.47
Exercisable at the end of the year	811,183	$0.36	474,924	$1.00

NOTES TO THE FINANCIAL STATEMENTS

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
$2.41	30/03/12	-	79,920
$1.06	1/03/13	44,324	182,736
$0.53	6/03/14	105,812	515,904
$0.30	26/01/15	1,375,000	1,750,000

		1,525,136	2,528,560
Consultant options

The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period.

The expense recognised in the Statement of Comprehensive Income in relation to consultant options is $Nil (2011: $Nil).

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year:

	2012		2011
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	112,196	$1.22	132,820	$1.59
Granted	-	N/A	-	N/A
Forfeited	-	N/A	-	N/A
Expired	(31,092)	$2.41	(20,624)	$3.64
Outstanding at the end of the year	81,104	$0.76	112,196	$1.22
Exercisable at the end of the year	69,693	$0.80	80,509	$1.43

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
$2.41	30/03/12	-	31,092
$1.06	1/03/13	35,460	35,460
$0.53	6/03/14	45,644	45,644

		81,104	112,196

The contractual life of all options granted is between three and five years. There are no cash settlement alternatives. The weighted average remaining contractual life for all share options outstanding as at 30 June, 2012 was 2.7 years.

The fair value of the equity-settled share options is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

NOTES TO THE FINANCIAL STATEMENTS

The following table lists the inputs to the model used to calculate the fair value of the options:

6 May,
2011
Exercise price	0.2970
Share price at grant date	0.24
Dividend yield	0%
Expected volatility	125%
Historical volatility	125%
Risk-free interest rate	5.20%
Expected life of option	3.7 years
Option fair value	0.19

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

MEI Pharma, Inc.
Share based payment plans

On 9 December, 2008, MEI Pharma, Inc. (“MEI”) adopted the MEI 2008 Stock Omnibus Equity Compensation Plan (the “Plan”). The Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. Options issued under The Plan generally have a term of five years from the date of grant. The options/warrants generally vest in the following pattern, 25% twelve months from grant date with the balance vesting in equal monthly instalments over the following thirty-six (36) months.

At 30 June, 2012 no options/warrants issued as share based payments had expired, been forfeited or exercised.

Other share based payments

MEI has also issued options/warrants outside The Plan to a consultant and to MEI’s President and Chief Executive Officer, however no options have been issued during the year ended 30 June, 2012.

At 30 June, 2012 no shares had been issued as a result of exercising the options/warrants.

NOTES TO THE FINANCIAL STATEMENTS

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, MEI share options/warrants issued during the year:
	2012			2011
	No.	WAEP		No.	WAEP
Outstanding at the beginning of the year	600,813	$	US2.23	303,461	$	US3.31
Granted	141,510	$	US1.89	297,352	$	US1.12
Forfeited	-		N/A	-		N/A
Expired	-		N/A	-		N/A
Outstanding at the end of the year	742,323	$	US2.16	600,813	$	US2.23
Exercisable at the end of the year	308,402	$	US2.47	92,256	$	US4.14

The following table details the exercise price, expiry date and number of MEI options/warrants issued that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
US$21.70	30/07/13	4,608	4,608
US$6.30	28/01/14	5,000	5,000
US$5.05	23/04/15	110,195	110,195
US$1.86	7/06/15	110,195	110,195
US$1.52	18/06/15	73,463	73,463
US$0.77	1/09/15	82,232	82,232
US$1.15	1/11/15	37,500	37,500
US$1.28	1/06/16	177,620	177,620
US$1.90	1/08/16	138,510	-
US$1.53	1/09/16	2,000	-
US$0.61	1/06/17	1,000

		742,323	600,813

The fair value of the equity settled transactions are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

	1 June, 2012	20 October, 2011	1 September, 2011	1 August, 2011	1 June, 2011	1 November, 2010	1 September, 2010
Exercise price	US$0.61	US$1.34	US$1.53	US$1.90	US$1.28	US$1.15	US$0.77
Share price at grant date	US$0.61	US$1.34	US$1.53	US$1.90	US$1.28	US$1.15	US$0.77
Dividend yield	0%	0%	0%	0%	0%	0%	0%
Expected volatility	152%	148%	147%	145%	144%	137%	136%
Historical volatility	152%	148%	147%	145%	144%	137%	136%
Risk-free interest rate	0.62%	1.05%	0.90%	1.32%	1.60%	1.17%	1.41%
Expected life of warrant/option	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Warrant/option fair value	US$0.54	US$1.18	US$1.34	US$1.66	US$0.67	US$1.01	US$1.11

NOTES TO THE FINANCIAL STATEMENTS

Glycotex, Inc.
Share based payment plans

The Glycotex, Inc, 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors.

Under the Glycotex stock option plan, an employee has three months from the date of the termination of employment to exercise any vested options. At 30 June, 2012, 132,586 options had vested and were exercisable and outstanding, however these options will be forfeited if not exercised by 31 August, 2012 following termination of employment of Glycotex’s CEO on 31 May, 2012. No options have expired, been forfeited or exercised during the year.

The fair value of the equity settled transactions are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

Note 14.                 SEGMENT INFORMATION

Identification of reportable segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments indentified by management are based on the specific area of targeted therapeutic treatment or the individual market in which products are sold.

The Group has identified four unique segments as follows:
1 – Drug Development - includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing. This group also includes licence fee income (not specific to the other segments) and costs associated with the Company’s public listings on the ASX and Nasdaq.
2 – Oncology Drug Program – involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 – Consumer Business – a dietary supplement business based on red clover isoflavones which are marketed and sold world wide (this business segment was sold in August 2011 and has been classified as a discontinuing operation – refer Note 21).
4 – Wound Healing – a separate and unique technology based on Beta-1 Glucan to aid in the management of wounds. This technology is currently being progressed through a clinical trial program to assess safety and efficacy in order to ultimately obtain marketing approval.

The accounting policies used by the Group in reporting segments internally are consistent with those applied to the consolidated accounts and contained in Note 1.

Corporate costs have been allocated between segments and are therefore included in the net profit/(loss) for each segment.

NOTES TO THE FINANCIAL STATEMENTS

The Group had a number of customers to which it provided products prior to the sale of the consumer products business in August 2011. The major customers of the Group were pharmaceutical distributors, the largest of these accounted for $574,000 (23%) of external revenue (2011: $2,905,000) with the next highest accounting for 7% of external revenue (2011: 11%). The Group also receives royalty income which is dominated by one single customer representing $1,162,000 (46%) of external revenue (2011: $1,715,000).

	DRUG DEVELOPMENT		ONCOLOGY DRUG PROGRAM		CONSUMER BUSINESS		WOUND HEALING		TOTAL
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	(000's)		(000's)
Net sales from external customers	-	-	-	-	988	10,843	-	-	988	10,843
Other revenue	1,504	1,893	9	132	43	510	-	-	1,556	2,535
Total revenue	1,504	1,893	9	132	1,031	11,353	-	-	2,544	13,378

Net (loss)/profit	(620)	(5,068)	(7,272)	(7,167)	7,325	3,461	(783)	(705)	(1,350)	(9,479)

Interest revenue	276	109	9	35	-	-	-	-	285	144
Interest expense	-	(18)	-	-	-	-	-	-	-	(18)
Depreciation and amortisation	(9)	(62)	(15)	(13)	(1)	(7)	-	(1)	(25)	(83)
Share based payments	(78)	(40)	(496)	(487)	-	-	-	(124)	(574)	(651)
Income tax expense	-	-	(1)	(1)	(7)	(5)	-	-	(8)	(6)

Total assets and total liabilities, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity.

	Consolidated
	2012	2011
	$'000	$'000
Segment assets

Drug development and consumer business (combined)	25,056	22,158
Oncology drug program	6,255	4,801
Wound healing	2	150
Total segment assets	31,313	27,109
Inter-segment eliminations	(22,328)	(14,382)
Total assets per the statement of financial position	8,985	12,727

Segment liabilities	Consolidated
	2012	2011
	$'000	$'000
Drug development and consumer business (combined)	1,463	5,533
Oncology drug program	1,740	3,127
Wound healing	3,548	2,720
Total segment liabilities	6,751	11,380
Inter-segment eliminations	(2,879)	(3,073)
Total liabilites per the statement of financial position	3,872	8,307

NOTES TO THE FINANCIAL STATEMENTS

Revenue from external customers by geographical locations is detailed below. Revenue is attributed to geographical locations based on the location of the customers.

Segment revenue	Consolidated
	2012	2011
	$'000	$'000
Australia	711	3,188
North America	171	1,778
South America	-	2,905
Europe	87	2,367
Asia	12	419
other	7	186
	988	10,843

An analysis of the location of non-current assets, other than financial instruments, is as follows.

Non-current assets	Consolidated
	2012	2011
	$'000	$'000
Australia	1	20
North America	26	47
Europe	-	-
	27	67

Note 15.                 FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that the entities in the Group will be able to continue as a going concern while maximising shareholder value.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. The Group operates globally through subsidiary companies established to facilitate the development of specialty pharmaceutical products including oncology drug development through MEI and wound healing through Glycotex.

Following the sale of the Consumer Health business in August 2011, the Group’s overall strategy is to invest the proceeds from this sale in the drug development programs, run through the subsidiary companies, and to further depend on funds raised in equity markets to continue the drug development programs.

Financial risk management

The Group’s principal financial instruments comprise cash and short term deposits, receivables and payables. The Group is not exposed to significant debt or borrowings.

The Group’s activities expose it to a variety of financial risks. The main risks arising from the Group’s financial instruments are market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

NOTES TO THE FINANCIAL STATEMENTS

Market risk

Interest rate risk

The Group’s exposure to market interest rates relate primarily to the investments of cash balances.

The Group has cash reserves held primarily in US$ and A$ and places funds on deposit with financial institutions for periods generally not exceeding three months.

At the end of the reporting period the Group had the following exposure to variable interest rate risk:

	Consolidated
	2012	2011
	$'000	$'000
Financial assets

Cash at bank and in hand	6,348	5,266
Short term deposits	1,750	500
	8,098	5,766

Secured cash	250	250

Net exposure	8,348	6,016

At 30 June, 2012, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

	Post tax profit
	Higher/(Lower)
Judgements of reasonably possible	2012	2011
movements:	$'000	$'000
Consolidated
+1% (100 basis points)	83	60
-1% (100 basis points)	(83)	(60)

NOTES TO THE FINANCIAL STATEMENTS

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

Consolidated

		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets
Cash	5	5,083	4,232	-	-	-	-	1,265	1,034	6,348	5,266	0.25%	0.78%
Deposits	5	-	-	2,000	750	-	-	-	-	2,000	750	4.25%	5.15%
Trade and other receivables	6	-	-	-	-	-	-	404	5,469	404	5,469	N/A	N/A
Loans and receivables		-	-	2,000	750	-	-	404	5,469	2,404	6,219

		5,083	4,232	2,000	750	-	-	1,669	6,503	8,752	11,485

Financial liabilities
Trade and other payables	10	-	-	-	-	-	-	3,675	6,386	3,675	6,386	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	3,675	6,386	3,675	6,386

Net financial assets/(liabilities)		5,083	4,232	2,000	750	-	-	(2,006)	117	5,077	5,099

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (USD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2012, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Group may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of MEI and Glycotex is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

NOTES TO THE FINANCIAL STATEMENTS

The Group’s exposure to foreign currency risk at 30 June, 2012 was as follows:

	Consolidated
	2012	2011
	$'000	$'000
USD denominated

Financial assets
Cash and cash equivalents	122	550
Trade and other receivables	-	2,571
	122	3,121
Financial liabilities
Trade and other payables	2	48
Net exposure	120	3,073

GBP denominated

Financial assets
Cash and cash equivalents	-	21
Trade and other receivables	-	324
	-	345
Financial liabilities
Trade and other payables	10	107
Net exposure	(10)	238

CAD denominated

Financial assets
Cash and cash equivalents	-	47
Trade and other receivables	-	225
	-	272
Financial liabilities
Trade and other payables	-	129
Net exposure	-	143

EURO denominated

Financial assets
Trade and other receivables	309	361
	309	361
Financial liabilities
Trade and other payables	-	93
Net exposure	309	268

AUD denominated

Financial assets
Cash and cash equivalents	-	271
Trade and other receivables	-	4
	-	275
Financial liabilities
Trade and other payables	1	52
Net exposure	(1)	223

NOTES TO THE FINANCIAL STATEMENTS

The following sensitivity is based on the foreign currency risk exposures in existence at the date of the Statement of Financial Position:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2012	2011
	$'000	$'000
USD denominated

Consolidated
AUD/USD +10%	(11)	(279)
AUD/USD -10%	13	341

GBP denominated

Consolidated
AUD/GBP +10%	1	(22)
AUD/GBP -10%	(1)	26

CAD denominated

Consolidated
AUD/CAD +10%	-	(13)
AUD/CAD -10%	-	16

EURO denominated

Consolidated
AUD/EURO +10%	(28)	(24)
AUD/EURO -10%	34	30

AUD denominated

Consolidated
AUD/USD +10%	-	(20)
AUD/USD -10%	-	25

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

As of 30 June, 2012, the Group did not hold derivative financial instruments with the exception of warrants issued by MEI as part of a capital raising which have a pricing reset mechanism and include the potential to issue additional shares, resulting in them being classified as derivative liabilities. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Group mitigates default risk by depositing funds with high credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

NOTES TO THE FINANCIAL STATEMENTS

The Group’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position. Trade and other receivables by region are as follows:

	Consolidated
	2012	2011
	$'000	$'000
Australia	393	4,925
North America	11	341
Europe	-	203
	404	5,469

Concentration of credit risk
There are no significant concentrations of credit risk within the Group. Following the sale of the Consumer Health business in August 2011, the Group no longer sells any product and is therefore no longer exposed to credit risk in relation to trade receivables. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The Group manages liquidity risks by maintaining adequate cash reserves and by continuously monitoring cash forecasts and actual cash flows.

Maturity analysis of financial liabilities based on management’s expectation
Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Year ended 30 June, 2012	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	2,594	-	-	-	2,594

Total	2,594	-	-	-	2,594

Year ended 30 June, 2011	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	4,247	-	-	-	4,247

Total	4,247	-	-	-	4,247

NOTES TO THE FINANCIAL STATEMENTS

Financing facilities available
At the end of the reporting period, the following financing facilities had been negotiated and were available:

	Consolidated
	2012	2011
	$'000	$'000

Multi option facility	250	250
	250	250

Used at balance date	250	250
Unused at balance date	-	-
	250	250

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $250,000 (2011: $250,000) at all times as security for the multi-option facility.

Derivative liability

	Consolidated
	2012	2011
	$'000	$'000

Derivative liability	-	1,047

The Amended and Restated Securities Purchase Agreement executed by MEI on 18 May, 2011, as disclosed in Note 12(a) to the financial statements, resulted in derivative liabilities relating to the adjustment shares that may be issued and the series A warrants that had a pricing reset mechanism. These derivative liabilities were measured at fair value as described below.

Series B warrants also had a pricing reset mechanism, however these were determined as having nil value at 18 May, 2011 and 30 June, 2011 on the basis that it is considered unlikely that such warrants would be exercised.

The fair values at 18 May, 2011 and 30 June, 2011 were determined using a Monte Carlo simulation model that simulates various possible outcomes given certain assumptions, inputs and expected distribution of outcomes. The key inputs and assumptions were as follows:

	18 May, 2011	30 June, 2011
Series A warrants
days to maturity	2,011	1,968
share price	$1.35	$1.02
exercise price	$1.57	$1.57
expected volatility *	121.50%	121.20%
risk free interest rate	1.87%	1.76%

Adjustment shares
days to maturity	366	323
share price	$1.35	$1.02
exercise price	n/a	n/a
expected volatility *	122.10%	112.90%
risk free interest rate	0.19%	0.19%
* expected volatility has been calculated as the midpoint between the historic volatility and the average industry volatility data

NOTES TO THE FINANCIAL STATEMENTS

The derivatives were considered a Level 3 financial instrument, whereby the valuation technique applied uses inputs that are not based on observable market data.

The fair value on initial recognition at 18 May 2011 was $1,053,000 and $6,000 fair value adjustment has been credited to profit or loss for the year ended 30 June 2011.

On 28 September, 2011, MEI entered into a Supplemental Agreement with each of the investors party to the Amended Securities Purchase Agreement. Pursuant to the Supplemental Agreement, each of the Series A warrants and the Series B warrants were amended and restated. As a result of amending the Series A and Series B warrant terms, and following the exercise of the Amended Series B Warrants in September 2011, the Series A and Series B warrants were no longer considered to be derivatives. As a result of MEI’s completion of its contractual obligations under the Amended Securities Purchase Agreement related to the issuance of Adjustment Shares, the Company had no remaining derivative liabilities as of 30 June, 2012. The balance of $1,047,000 held at 30 June, 2011 was recognized in the year ended 30 June, 2012 as a gain under general and administrative expenses in the statement of comprehensive income after offsetting the costs associated with amending the terms of the Series A and Series B warrants. The total net gain recognized during the year was $728,000. For more information on the Supplemental Agreement refer to Note 12 above.

Note 16.                  COMMITMENTS

	Consolidated
	2012	2011
	$'000	$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	102	234
Later than 1 year but not later than 2 years	3	211
Later than 2 years but not later than 3 years	-	125
Later than 3 years but not later than 4 years	-	128
Later than 4 years but not later than 5 years	-	22
Greater than 5 years	-	-
	105	720
* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

NOTES TO THE FINANCIAL STATEMENTS

Note 17.                 RELATED PARTY DISCLOSURES

Transactions with related parties
During the year the Company incurred $374,000 (2011: $30,000) in fees from Spark Capital, to which Mr Peter Scutt, a former director of Novogen, consulted as a corporate advisor. The fees were in association with the process of selling which resulted in the successful sale of the consumer business Mr Scutt did not act as a consultant to Spark Capital in this matter. The transaction was entered into on an arms length basis on both normal market prices and normal commercial terms.

Interests in subsidiaries
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment ($'000)
		2012	2011	2012	2011
Novogen Laboratories Pty Ltd ^	Australia	100	100	2,254	2,264
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Novogen Inc	US	100	100	-	-
Glycotex, Inc.	US	99.7	80.7	999	857
Marshall Edwards, Inc. *	US	63.5	59.0	18,449	10,451
				28,702	20,572

less: impairment of investments				(21,332)	(11,855)

				7,370	8,717
Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief
Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the subsidiaries subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up.

* The proportion of ownership interest is equal to the proportion of voting power held and excludes convertible preference shares which do not hold any voting rights until converted.

NOTES TO THE FINANCIAL STATEMENTS

The consolidated Statement of Comprehensive Income and Statement of Financial Position of the entities that are members of the “Closed Group” are as follows:

Consolidated Statement of Comprehensive Income	CLOSED GROUP
	2012	2011
	$'000	$'000

Loss from continuing operations before income tax	(10,960)	(922)
Income tax expense	-	-
Loss after tax from continuing operations	(10,960)	(922)
Profit after tax from discontinuing operations	7,742	1,084
Accumulated losses at the beginning of the period	(121,466)	(121,668)
Net income recognised directly in equity	55	40
Accumulated losses at the end of the financial year	(124,629)	(121,466)

Consolidated Statement of Financial Position	CLOSED GROUP
	2012	2011
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	2,261	2,314
Trade and other receivables	394	5,356
Inventories	-	295
Other current assets	73	271
Total current assets	2,728	8,236

NON-CURRENT ASSETS
Property, plant and equipment	1	20
Other financial assets	7,370	8,717
Total non-current assets	7,371	8,737

TOTAL ASSETS	10,099	16,973

CURRENT LIABILITIES
Trade and other payables	1,355	4,525
Provisions	102	710
Total current liabilities	1,457	5,235

NON-CURRENT LIABILITIES
Provisions	7	104
Total non-current liabilities	7	104

TOTAL LIABILITIES	1,464	5,339

NET ASSETS	8,635	11,634

EQUITY
Contributed equity	133,264	133,100
Accumulated losses	(124,629)	(121,466)
TOTAL EQUITY	8,635	11,634

NOTES TO THE FINANCIAL STATEMENTS

Note 18.                  PARENT ENTITY INFORMATION

The following table details information related to the parent entity, Novogen Limited, at 30 June, 2012. The information presented here has been prepared using consistent accounting policies as presented in Note 1.

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2012
	Novogen Limited
	2012	2011
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	2,237	1,933
Trade and other receivables	3	1
Other current assets	73	261
Total current assets	2,313	2,195

NON-CURRENT ASSETS
Other financial assets	7,370	8,717
Total non-current assets	7,370	8,717

TOTAL ASSETS	9,683	10,912

CURRENT LIABILITIES
Trade and other payables	88	158
Intercompany loan	3,739	3,739
Total current liabilities	3,827	3,897

TOTAL LIABILITIES	3,827	3,897
NET ASSETS	5,856	7,015

EQUITY
Contributed equity	133,264	133,100
Accumulated losses	(127,408)	(126,085)
TOTAL EQUITY	5,856	7,015

	Novogen Limited
	2012	2011
	$'000	$'000

Loss for the period	(1,378)	(3,782)

Total comprehensive income	(1,378)	(3,782)

Parent entity guarantees

(a)
As a condition of the Class Order, Novogen Limited and the subsidiaries subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up.

(b)
As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

NOTES TO THE FINANCIAL STATEMENTS

Note 19.                  REMUNERATION OF AUDITORS

	Consolidated
	2012	2011
	$	$

Grant Thornton
(a) Audit and other assuarance services
(i) an audit or review of the financial statements of the entity and any other entity in the consolidated group;	106,062	269,693
(ii) other assurance services:
- MEI S1/S3/S8/10K audit and review services	12,877	83,689
Total remuneration for audit and other assurance services	118,939	353,382

(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	29,375	30,945
Total other service remuneration	29,375	30,945

Total remuneration for Grant Thornton	148,314	384,327

Non-Grant Thornton audit firms
(a) Audit and other assuarance services
(i) an audit or review of the financial statements of the entity and any other entity in the consolidated group;	113,733	102,745
(ii) other assurance services:
- MEI S1/S8 audit and review services	8,151	-
Total remuneration for audit and other assurance services	121,884	102,745

(b) other services in relation to the entity and any other entity in the consolidated entity.
- Taxation and book keeping services	33,960	55,732
	33,960	55,732

Total remuneration for non-Grant Thornton audit firms	155,844	158,477

Total auditors' remuneration	304,158	542,804

Grant Thornton Audit Pty Limited merged with BDO Audit (NSW-VIC) Pty Limited during the year and fees charged by both firms are included under Grant Thornton.

NOTES TO THE FINANCIAL STATEMENTS

Note 20.                  DIRECTORS AND KEY MANAGEMENT PERSONNEL

a) Compensation of key management personnel

	Consolidated
	2012	2011
	$	$

Short term employee benefits	1,575,246	1,699,353
Post employment benefits	30,751	165,417
Long term employee benefits	(3,334)	36,220
Termination payments	436,158	738,715
Share-based payment	366,657	537,148
Total Compensation	2,405,478	3,176,853

Further information regarding key management personnel and their compensation can be found in the Audited Remuneration Report contained in the Directors’ Report commencing on page 21.

b) Option holding of key management personnel

Novogen Limited

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2011				30 June, 2012	30 June, 2012	30 June, 2012
	Number	Number	Number	Number	Number	Number	Number
Non-executive Directors
WD Rueckert	375,000	-	-	-	375,000	187,500	187,500
P Scutt	375,000	-	-	(375,000)	-	-	-
PR White	375,000	-	-	-	375,000	187,500	187,500
R Youngman	375,000	-	-	-	375,000	187,500	187,500
JP O'Connor @	-	-	-	81,104	81,104	69,693	11,411

Executives
CD Kearney	215,332	-	-	(215,332)	-	-	-
MG Hinze	381,224	-	-	(15,548)	365,676	193,919	171,757

Total	2,096,556	-	-	(524,776)	1,571,780	826,112	745,668

@ Mr O’Connor was elected as a Director in May, 2012.  Options held prior to his appointment as a Director are shown in net changes.

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2010				30 June, 2011	30 June, 2011	30 June, 2011
	Number	Number	Number	Number	Number	Number	Number
Non-executive Directors
WD Rueckert	-	375,000	-	-	375,000	-	375,000
P Scutt	-	375,000	-	-	375,000	-	375,000
PR White	-	375,000	-	-	375,000	-	375,000
R Youngman	-	375,000	-	-	375,000	-	375,000

Executives
CD Kearney	233,084	-	-	(17,752)	215,332	139,440	75,892
RL Erratt	213,636	-	-	(213,636)	-	-	-
MG Hinze	140,376	250,000	-	(9,152)	381,224	84,467	296,757
AJ Husband	207,836	-	-	(207,836)	-	-	-
BM Palmer	226,392	-	-	(226,392)	-	-	-

Total	1,021,324	1,750,000	-	(674,768)	2,096,556	223,907	1,872,649

NOTES TO THE FINANCIAL STATEMENTS

MEI Pharma, Inc.

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2011				30 June, 2012	30 June, 2012	30 June, 2012
	Number	Number	Number	Number	Number	Number	Number
Non-executive Directors
WD Rueckert	-	25,169	-	-	25,169	-	25,169

Executives
DP Gold	220,390	100,000	-	-	320,390	119,386	201,004
TM Zech	73,463	26,537	-	-	100,000	36,726	63,274

Total	293,853	151,706	-	-	445,559	156,112	289,447

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2010				30 June, 2011	30 June, 2011	30 June, 2011
	Number	Number	Number	Number	Number	Number	Number
Executives
DP Gold	220,390	-	-	-	220,390	64,282	156,108
TM Zech	73,463	-	-	-	73,463	18,366	55,097

Total	293,853	-	-	-	293,853	82,648	211,205

NOTES TO THE FINANCIAL STATEMENTS

c) Shareholdings of key management personnel and their related parties

Novogen Limited

	Balance 1 July, 2011	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2012
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
WD Rueckert *	5,000	-	-	-	5,000
JT Austin *	20,288,053	-	-	-	20,288,053
JP O'Connor @	-	-	-	253,551	253,551

Executives
CD Kearney #	8,850	-	-	-	8,850
MG Hinze	14,728	-	-	-	14,728

Total	20,316,631	-	-	253,551	20,570,182

# Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.
* Shares held include sponsored ADR’s.
@ Mr O’Connor was elected as a Director in May, 2012.  Shares held prior to his appointment as a Director are shown in net changes.

	Balance 1 July, 2010	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2011
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
WD Rueckert *	5,000	-	-	-	5,000
JT Austin * @	-	-	-	20,288,053	20,288,053
PA Johnston #	73,594	-	-	-	73,594
GM Leppinus #	11,883	-	-	-	11,883
PJ Nestel AO #	32,000	-	-	-	32,000

Executives	-
CD Kearney	8,850	-	-	-	8,850
MG Hinze	14,728	-	-	-	14,728
RL Erratt #	271,368	-	-	-	271,368
AJ Husband #	102,920	-	-	-	102,920
BM Palmer #	205,636	-	-	-	205,636

Total	725,979	-	-	20,288,053	21,014,032

# Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.
* Shares held include sponsored ADR’s.
@ Mr Austin was elected as a Director in September, 2010.  Shares held prior to his appointment as a Director are shown in net changes.

All equity transactions with Executive Directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

NOTES TO THE FINANCIAL STATEMENTS

Note 21.                  DISCONTINUED OPERATIONS

At the Company’s AGM in October, 2010 it was announced that the Company was looking at strategic alternatives for its Consumer Business. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer and complete the plan. On 1 August, 2011, the consumer products business was sold to Pharm-a-Care Laboratories Pty Limited.

Financial information for this discontinued operation is set out below:

	2012	2011
	$'000	$'000
Total revenue	1,031	11,353
Expenses	(1,624)	(9,882)
	(593)	1,471

Proceeds from sale of consumer business	9,500	-
Termination costs	(1,018)	-
Other transaction costs	(490)	-
	7,992	-

Profit before tax from discontinuing operations	7,399	1,471

Tax expense	(7)	(4)

Profit after tax from discontinuing operations	7,392	1,467

	2012	2011
	$'000	$'000

Net cash inflow from operating activities	10,461	1,202

Net cash increase generated by discontinuing operations	10,461	1,202

Information relating to the financial position of the consumer business is set out below. No amount is included for receivables or payables which were not included in the assets transferred in the sale of the business.

	2012	2011
	$'000	$'000

Inventories	-	654
Total assets	-	654

Net assets	-	654

Note 22.                  CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Guarantees

(a)
The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

NOTES TO THE FINANCIAL STATEMENTS

(b)
As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

(c)
Although the Company assigned its liability for the property lease in June 2012, it remains as the original lessee and should the assignee default on the lease, a potential liability may exist. Offsetting this contingent liability the Company holds a letter of personal guarantee from the director of the assignee company, which guarantees the obligations of the assignee company contained or implied in the original lease.

Parent entity guarantees are further disclosed in Note 18.

Note 23.                  EVENTS AFTER THE END OF THE REPORTING PERIOD

On 27 July, 2012, Novogen announced that it had entered into a merger agreement with Kai Medical, a United States based company, incorporated in Delaware, whose business is focused on sleep apnea therapy devices and wireless respiration monitoring technology. The agreement is subject to a number of conditions including completion of due diligence and shareholder approval. A summary of the key terms of the merger agreement including the conditions precedent is set out in the attachment to this announcement.

In addition to the merger agreement with Kai, Novogen announced that in advance of the merger with Kai Medical and subject to shareholder approval, it will undertake a capital reduction and in specie distribution to the Novogen shareholders of the shares of MEI Pharma, Inc. (“MEI”) that it owns. This distribution will allow Novogen shareholders to own their proportionate share of the MEI’s shares now held by Novogen, and also allow them to continue to hold their Novogen shares after the merger with Kai Medical.

The glucan technology assets which Novogen currently holds, previously being developed by Glycotex, Inc., will not be acquired by Kai Medical in the merger and Novogen completed a sale of those assets to TR Therapeutics, Inc., a privately held US corporation, on 16 August, 2012.

Novogen Limited will be renamed to Kai Medical Holdings Limited when the merger becomes effective.

On 9 August, 2012, MEI announced that it had entered into a definitive asset purchase agreement with S*BIO Pte Ltd, pursuant to which MEI will acquire S*BIO’s exclusive worldwide rights to Pracinostat, an investigational, potential best-in-class, oral histone deacetylase (HDAC) inhibitor. Pracinostat is an orally available, selective HDAC inhibitor that has demonstrated clinical evidence of single-agent activity, including studies in patients with advanced hematologic disorders such as acute myeloid leukemia and myelofibrosis. In addition, Pracinostat has demonstrated pharmacokinetic properties in the clinic that compare favorably to other compounds of this class. Pursuant to the terms of the agreement, MEI will issue US$500,000 of common stock to S*BIO. The agreement also includes potential success-based clinical, regulatory and sales milestone payments of up to US$75.2 million, as well as low single-digit contingent earn-out payments based on net sales. The transaction is expected to close on or about 28 August 28, 2012, subject to S*BIO shareholder approval and certain customary closing conditions.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

NOTES TO THE FINANCIAL STATEMENTS

DIRECTORS’ DECLARATION

The Directors of the Company declare that:

1.
The financial statements, comprising the Statement of Comprehensive Income, Statement of Financial Position, Statement of Cash Flows, Statement of Changes in Equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the consolidated entity’s financial position as at 30 June, 2012 and of its performance for the year ended on that date.

2.	The Company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.	In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

4.
The remuneration disclosures included in pages 21 to 26 of the Directors’ Report (as part of the audited Remuneration Report) for the year ended 30 June, 2012 comply with section 300A of the Corporations Act 2001.

5.	The Directors have been given the declaration by Chief Financial Officer required by section 295A.

Novogen Limited and its subsidiaries identified in Note 18 are parties to the deed of cross guarantee under which each company guarantees the debts of the others. At the date of this declaration there are reasonable grounds to believe that the companies which are parties to this deed of cross guarantee will as a consolidated entity be able to meet any obligations or liabilities to which they are, or may become, subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

/s/ William Rueckert

William Rueckert
Chairman

Sydney, 23 August, 2012

INDEPENDENT AUDIT REPORT

Independent Auditor’s Report
To the Members of Novogen Limited

Report on the financial report

We have audited the accompanying financial report of Novogen Limited (the “Company”), which comprises the consolidated statement of financial position as at 30 June 2012, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the consolidated entity comprising the Company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view of the financial report in accordance with Australian Accounting Standards and the Corporations Act 2001.  This responsibility includes such internal controls as the Directors determine are necessary to enable the preparation of the financial report to be free from material misstatement, whether due to fraud or error.  The Directors also state, in the notes to the financial report, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards which require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDIT REPORT

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

a	the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b	the financial report also complies with International Financial Reporting Standards as disclosed in the notes to the financial statements.

Material uncertainty regarding continuation as a going concern

Without qualifying our opinion, we draw attention to the loss for the period of $1,350,000 and note 1 to the financial report which indicates a number of uncertainties regarding the going concern assumption. The conditions outlined in note 1, including the planned in specie distribution of the MEI Pharma, Inc. shares and the planned merger with Kai Medical, Inc., which are both subject to shareholder approval, and the potential need for future capital raisings following the merger with Kai, indicate the existence of a material uncertainty which may cast significant doubt about the company’s ability to continue as a going concern and therefore, the company may be unable to realise its assets and discharge its liabilities in the normal course of business, and at the amounts stated in the financial report.

Report on the remuneration report

We have audited the remuneration report included in pages 22 to 26 of the directors’ report for the year ended 30 June 2012. The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion on the remuneration report

In our opinion, the remuneration report of Novogen Limited for the year ended 30 June 2012, complies with section 300A of the Corporations Act 2001.

/s/ Grant Thornton
GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

/s/ L Worsley

Louise Worsley
Partner - Audit & Assurance

Sydney, 23 August 2012

NOVOGEN LIMITED AND CONTROLLED ENTITIES
ASX Additional Information

1.	The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of PR White (Chairman), JT Austin and WD Rueckert.

3.         The names of the Substantial Shareholders disclosed to the Company are as follows:

Oppenheimer Funds Inc.	11,552,712 Shares
Josiah T.Austin and El Coronado Holdings, LLC	20,288,053 Shares	(4,531,633 directly owned with the remaining 15,756,420 represented by 3,151,284 sponsored ADR’s)

4.        Distribution of shareholders by size of holding as at 31 July, 2012 was:

Category (size of Holding)	Number of Shareholders	Number of Shares
1 – 1,000	1,494	899,224
1,001 – 5,000	1,349	3,611,250
5,001 – 10,000	378	2,976,698
10,001- 100,000	420	12,329,248
100,001+	59	83,989,256
	3,700	103,805,676

There is only one class of shares and all shareholders have equal voting rights.

5.      The number of shareholdings held in less than marketable parcels is 2,951.

NOVOGEN LIMITED AND CONTROLLED ENTITIES
ASX Additional Information

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 20 August, 2012 were:

		Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	National Nominees Limited	48,013,744	46.25%
2.	J P Morgan Nominees Australia Limited	9,807,510	9.45%
3.	El Coronado Holdings, LLC	4,531,633	4.37%
4.	HSBC Custody Nominees (Australia) Limited	3,041,928	2.93%
5.	Bende Holdings Pty Limited	1,712,946	1.65%
6.	Mr Evan Knight Morgan and MRS Carolyn Mary Morgan	1,347,500	1.30%
7.	Aquagolf Pty Limited	1,100,000	1.06%
8.	Matthew Lowery	1,062,456	1.02%
9.	Petlind Pty Limited	908,658	0.88%
10.	Mr Sunder Raj Eswara and Mrs Kalavathy Sunder Raj	835,876	0.81%
11.	Ankerwyke Holdings Pty Ltd	800,000	0.77%
12.	Jonwood Constructions Pty Ltd	560,000	0.54%
13.	Mr Rodney Colin Wallace	560,000	0.54%
14.	Berne No 132 Nominees Pty Ltd	511,196	0.49%
15.	Coolawin Road Pty Ltd	503,300	0.48%
16.	Catl Pty Ltd	490,000	0.47%
17.	Mr Dusko Vukas and MRS Nevenka Vukas	400,300	0.39%
18.	Mr John Anderson Maher	400,000	0.39%
19.	Werona Investments Pty Ltd	362,911	0.35%
20.	Mr John Petsas	340,000	0.33%

		77,289,958	74.47%

7.         The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is Level 1, 1-7 Waterloo Road, North Ryde, NSW, 2113, Australia.
  Telephone: +61 2 9878 0088   Facsimile:  +61 2 9878 0055.

9.	The Company’s Share Register is maintained by Computershare Investor Services Pty Limited, Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
  Telephone +613 9611 5711 – Facsimile +61 3 9611 5710.
  Investor enquiries within Australia 1300 855 080.
  E-mail essential.registry@computershare.com.au

10.
Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited.  American Depository Receipts (ADR) – an ADR is created with 25 Australian listed shares - are traded on the NASDAQ Captial Market exchange (code NVGN). MEI Pharma, Inc., is listed and quoted on the NASDAQ Captial Market where shares (code MEIP) are traded.